1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 30, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/04/30

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1	Press Release to Report Operating Results for the First Quarter of 2008

2	Financial Statements for the Three Months Ended March 31, 2008 and 2007 and Independent Accountants’ Review Report (Stand alone)

3	Consolidated Financial Statements for the Three Months Ended March 31, 2008 and 2007 and Independent Accountants’ Review Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Three Months Ended March 31, 2007 and 2008

Chunghwa Telecom Reports it Operating Results for the First Quarter of 2008

Taipei, Taiwan, R.O.C. – April 29, 2008 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the first quarter of 2008. All figures are presented on consolidated basis and prepared in accordance with generally accepted accounting principles in the Republic of China (“ROC GAAP”).

Beginning in 2008, the Company reports its financial results in ROC GAAP only and provides reconciliations between ROC GAAP and generally accepted accounting principles in the United States (“US GAAP”) of net income and stockholders’ equity to holders of American Depositary Shares (the “ADSs”) listed on the New York Stock Exchange (“NYSE”). The consolidated financial statements under ROC GAAP will be prepared every quarter, and the Company plans to publish reconciliation information every quarter in the year of 2008. For more information on the Company’s change of the reporting principles from US GAAP to ROC GAAP, please refer to the Form 6-K filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 25, 2008 (File No. 001-31731).

(Comparisons, unless otherwise stated, are with respect to the prior year period)

Financial Highlights for 1Q08:

-	Total revenue increased by 12.1% to NT$51.0 billion

-	Internet and data revenue grew 2.9% to NT$12.5 billion; ADSL & FTTB revenue increased by 2.3% to NT$5.1 billion

-	Mobile revenue grew 0.3% to NT$18.1 billion; Mobile VAS revenue increased by 35.3%

-	Net income totaled NT$10.7 billion, representing a decrease of 11.4%

-	Earnings per share (“EPS”) decreased by 1.8% to NT$1.12

Revenue

Chunghwa’s total revenue for the first quarter of 2008 increased by 12.1%, as compared with the first quarter of 2007, to NT$51.0 billion, of which 28.3% was from fixed-line services, 35.6% was from mobile services, 24.6% was from Internet and data services, and the remainder was mainly from handset sales from our subsidiary SENAO on a consolidated basis.

Chunghwa’s strong operating results in the first quarter of 2008 were primarily driven by the consolidation of revenue from the Company’s acquisition of SENAO, as well as continued growth in the Internet and data and mobile businesses. Chunghwa’s Internet and data business achieved revenue of NT$12.5 billion in the first quarter of 2008, representing a 2.9% increase, as compared with the first quarter of 2007. This was primarily driven by the continued total broadband subscriber growth and broadband speed upgrades. Mobile revenue increased by 0.3% in the first quarter of 2008 to NT$18.1 billion, mainly due to growing mobile subscriber numbers and significant mobile VAS revenue growth. Fixed-line revenue remained flat year-over-year at NT$14.4 billion for the first quarter of 2008. Among this, local revenue and domestic long distance revenue decreased 1.3% and 4.4%, respectively. The Company attributes these decreases to sustained mobile and VOIP substitution. The decrease of local and domestic long distance revenue was partially offset by the increase in international long distance revenue of 6.4%, which resulted from the growth of the Company’s wholesale business and settlement income.

Costs and expenses

For the first quarter of 2008, total operating cost and expense increased year-over-year by 13.6% to NT$34.5 billion, primarily due to NT$3.7 billion in subsidiary operating costs and expenses. The increase of operating costs of the Company on a stand-alone basis was relatively smaller, mainly consisting of the increases of maintenance fee, telecom material expense, interconnection fee.

Income tax

The Company’s income tax for the first quarter of 2008 was NT$3.5 billion, representing a 5.9% increase compared to NT$3.3 billion for the first quarter of 2007. This was due to a decrease in tax credit of NT$0.3 billion.

EBITDA and net income

EBITDA for the first quarter of 2008 increased by 4.4% year-over-year to NT$26.1 billion, resulting in an EBITDA margin of 51.3%, down from 55.1% for the first quarter of 2007. The EBITDA margin declined because of the lower EBITDA margin of our subsidiaries. EBITDA margin of the Company on a stand-alone basis has maintained at the same level year-over-year. Net income for the first quarter of 2008 was NT$10.7 billion, representing a decrease of 11.4%. This decrease in net income was primarily attributable to the mark-to-market unrealized loss of foreign derivative contract.

Capex

Capital expenditures totaled NT$5.5 billon for the first quarter of 2008, of which 71% was for wire line (including fixed-line and internet and data), 5.8% was for mobile equipment, and the remainder 23.3% was for other investments, including purchases of state-owned land where one of our outlets locates.

Cash Flows

Net cash flow from operations increased by 19.5% in the first quarter of 2008 to NT$18.6 billion, as compared to NT$15.6 billion in the first quarter of 2007. This was primarily due to the increase in accounts payable. As of March 31, 2008, the Company’s cash and cash equivalents totaled NT$75.9 billion.

Business Performance Highlights:

Internet and Data Services

■

Total HiNet subscribers decreased 5.8% year-over-year due to the separation of 350,000 Prepaid Card subscribers from the total HiNet subscriber base in May 2007. This decline was partially offset by the strong HiNet FTTB subscription growth, with 385,000 net additions over past twelve months bringing the total HiNet FTTB subscriber number to 622,000 as of March 31, 2008.

■

Overall, the Company had 4.28 million broadband subscribers (including ADSL and FTTB) at the end of the first quarter of 2008, representing a 4.1% increase in total broadband subscribers compared to the end of the first quarter of 2007. By the end of the first quarter of 2008, the number of ADSL and FTTB subscriptions with a service speed greater than 8 Mbps reached 1.28 million, representing a 29.9% increase of the total broadband subscribers.

■	As of the end of the first quarter of 2008, Chunghwa had 435,000 MOD subscribers, a 52.7% year-over-year increase, with the addition of 41,000 new subscribers during the first quarter of 2008 alone.

■

Internet and data revenue was NT$12.5 billion in the first quarter of 2008, representing a 2.9% increase compared to the first quarter of 2007. This was primarily attributable to continued revenue growth from internet revenue and ADSL and FTTB access revenue along with the growth of our broadband business.

Mobile Services

■	As of March 31, 2008, Chunghwa had 8.72 million mobile subscribers, up by 2.0% compared to 8.70 million as of the first quarter of 2007.

■

Chunghwa remained the leading mobile operator in Taiwan. According to statistics published by the ROC National Communications Commission, the Company’s total subscriber market share (including 2G, 3G and PHS) was 35.7%, while the Company’s mobile revenue share was 34.2% as of the end of February 2008.

■

As of March 31, 2008, Chunghwa had 2.59 million 3G subscribers, a 12.9% increase as compared to that of the end of 2007. At the end of the first quarter of 2008, 3G ARPU was 61% higher than that of 2G.

■

Mobile VAS revenue for the first quarter of 2008 was NT$1.7 billion, posting a 35.3% increase year-over-year, with SMS revenue up 32.8% and mobile internet revenue up 54.7% year-over-year, respectively.

Fixed-line Services

■	As of the end of the first quarter of 2008, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.91 million.

Forecast for fiscal year 2008 (for the Company on a stand-alone basis only)

-	Total revenue to be NT$185.0 billion

-	Operating costs and expenses to be NT$128.2 billion

-	Income before income tax to be NT$56.62 billion

-	Net income to be NT$ 43.60 billion

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa’s annual reports on Form F-20 filed with the SEC.

The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to ROC GAAP, which we use to prepare our consolidated financial statements.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

If you have any questions in connection with the change of accounting policy, please contact the following person:

Contact name:	Ms. Fu-fu Shen
Phone:	+886 2 2344 5488
Fax:	+886 2 3393 8188
Email:	ffshen@cht.com.tw

Address:	CHUNGHWA TELECOM CO., LTD.
21-3 Hsinyi Road, Section 1,
Taipei, Taiwan,
Republic of China

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Three Months Ended March 31, 2008 and 2007 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of March 31, 2008 and 2007, and the related statements of income and cash flows for the three months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As stated in Note 12 to the financial statements, we did not review the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity method investees were NT$6,169,658 thousand and NT$3,077,587 thousand as of March 31, 2008 and 2007 and the equity in their net losses were NT$31,680 thousand and NT$8,750 thousand for the three months then ended.

Based on our reviews, except for such adjustments, if any, as might have been determined to be necessary had the investment information mentioned in the preceding paragraph and related information been based on the investees’ reviewed financial statements, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the financial statements, on January 1, 2008, the Company adopted Interpretation 2007-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.

We have also reviewed the consolidated financial statements of the Company and its subsidiaries as of and for the three months ended March 31, 2008, and have issued a reserve review report.

April 19, 2008

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

MARCH 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$71,229,520	16	$78,902,427	17
Financial assets at fair value through profit or loss (Notes 2 and 5)	417,396	—	87,123	—
Available-for-sale financial assets (Notes 2 and 6)	19,728,932	4	8,234,556	2
Held-to-maturity financial assets (Notes 2 and 7)	653,460	—	—	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,218,245 in 2008 and $3,522,352 in 2007 (Notes 2 and 8)	9,500,820	2	10,732,784	2
Receivables from related parties (Note 24)	236,656	—	72,103	—
Other current monetary assets (Notes 5 and 9)	5,956,766	1	5,758,962	1
Inventories, net (Notes 2 and 10)	2,756,191	1	2,622,593	1
Deferred income taxes (Notes 2 and 21)	923,308	—	21,947	—
Other current assets (Note 11)	4,348,738	1	3,885,349	1

Total current assets	115,751,787	25	110,317,844	24

LONG-TERM INVESTMENTS
Investments accounted for by the equity method (Notes 2 and 12)	7,529,636	2	3,077,587	1
Financial assets carried at cost (Notes 2 and 13)	2,261,048	—	1,941,280	—
Held-to-maturity financial assets (Notes 2 and 7)	766,285	—	—	—
Other monetary assets (Notes 14 and 25)	1,000,000	—	2,000,000	—

Total investments	11,556,969	2	7,018,867	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 24)
Cost
Land	102,536,500	22	100,929,302	22
Land improvements	1,475,644	—	1,477,705	—
Buildings	62,212,666	13	59,069,045	13
Computer equipment	15,255,556	3	15,847,042	3
Telecommunications equipment	639,985,191	138	631,549,115	135
Transportation equipment	2,773,701	1	3,282,702	1
Miscellaneous equipment	7,571,465	2	8,078,325	2

Total cost	831,810,723	179	820,233,236	176
Revaluation increment on land	5,822,981	2	5,824,220	1

	837,633,704	181	826,057,456	177
Less: Accumulated depreciation	528,325,861	114	511,187,144	110

	309,307,843	67	314,870,312	67
Construction in progress and advances related to acquisitions of equipment	15,430,445	3	22,237,788	5

Property, plant and equipment, net	324,738,288	70	337,108,100	72

INTANGIBLE ASSETS (Note 2)
3G concession	8,047,545	2	8,796,153	2
Other	313,561	—	194,756	—

Total intangible assets	8,361,106	2	8,990,909	2

OTHER ASSETS
Idle assets (Note 2)	927,731	—	928,602	—
Refundable deposits	1,273,418	—	1,436,854	1
Deferred income taxes (Notes 2 and 21)	1,335,679	1	676,949	—
Other	480,933	—	322,324	—

Total other assets	4,017,761	1	3,364,729	1

TOTAL	$464,425,911	100	$466,800,449	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$3,097,198	1	$34,415	—
Trade notes and accounts payable	6,323,587	1	7,116,844	2
Payables to related parties (Note 24)	1,390,136	—	2,036,285	—
Income tax payable (Notes 2 and 21)	11,096,011	2	11,888,153	3
Accrued expenses (Notes 3 and 16)	11,227,587	3	10,707,354	2
Other current liabilities (Note 17)	13,536,001	3	12,728,022	3

Total current liabilities	46,670,520	10	44,511,073	10

DEFERRED INCOME	1,608,903	—	1,058,822	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 23)	4,508,849	1	1,905,424	1
Customers’ deposits	6,218,730	2	6,442,452	1
Other	480,082	—	503,934	—

Total other liabilities	11,207,661	3	8,851,810	2

Total liabilities	59,582,070	13	54,516,691	12

STOCKHOLDERS’ EQUITY (Notes 2, 15, 18 and 19)
Common capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,557,777 thousand shares in 2008; 9,667,845 thousand shares in 2007	95,577,769	20	96,678,451	21

Preferred stock $10 par value	—	—	—	—

Additional paid-in capital
Capital surplus	198,308,651	43	210,260,235	45
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	3,465	—

Total additional paid-in capital	198,321,824	43	210,276,870	45

Retained earnings:
Legal reserve	48,036,210	10	44,037,765	9
Special reserve	2,678,723	1	2,680,184	1
Unappropriated earnings	55,291,784	12	52,068,006	11

Total retained earnings	106,006,717	23	98,785,955	21

Other adjustments
Cumulative translation adjustments	(8,015)	—	(3,304)	—
Unrecognized net loss of pension	(88)	—	—	—
Unrealized gain (loss) on financial instruments	(877,566)	—	721,348	—
Unrealized revaluation increment	5,823,200	1	5,824,438	1

Total other adjustments	4,937,531	1	6,542,482	1

Total stockholders’ equity	404,843,841	87	412,283,758	88

TOTAL	$464,425,911	100	$466,800,449	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 19, 2008)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
NET REVENUES (Note 24)	$46,726,020	100	$45,317,935	100
OPERATING COSTS (Note 24)	23,231,728	50	22,739,393	50

GROSS PROFIT	23,494,292	50	22,578,542	50

OPERATING EXPENSES (Note 24)
Marketing	5,898,913	13	6,002,384	13
General and administrative	817,123	2	731,153	2
Research and development	729,245	1	785,388	2

Total operating expenses	7,445,281	16	7,518,925	17

INCOME FROM OPERATIONS	16,049,011	34	15,059,617	33

NON-OPERATING INCOME AND GAINS
Gain on disposal of financial instruments, net	497,810	1	45,524	—
Interest income	376,856	1	305,421	1
Equity in earnings of equity investees, net	60,641	—	—	—
Other	48,895	—	115,901	—

Total non-operating income and gains	984,202	2	466,846	1

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net	2,180,749	5	13,208	—
Foreign exchange loss, net	713,755	1	16,842	—
Loss on disposal of property, plant and equipment	19,833	—	7,238	—
Valuation loss on inventory	6,492	—	30	—
Interest expenses	45	—	117	—
Equity in losses of equity investees, net	—	—	8,750	—
Other	20,176	—	103,083	—

Total non-operating expenses and losses	2,941,050	6	149,268	—

INCOME BEFORE INCOME TAX	14,092,163	30	15,377,195	34
INCOME TAX (Notes 2 and 21)	3,376,055	7	3,285,648	7

NET INCOME	$10,716,108	23	$12,091,547	27

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2008		2007
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 22)
Basic earnings per share	$1.47	$1.12	$1.45	$1.14

Diluted earnings per share	$1.47	$1.12

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 19, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$10,716,108	$12,091,547
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	198,132	164,745
Depreciation and amortization	9,653,193	9,991,326
Amortization of discount of financial assets	(594)	—
Valuation loss on financial instruments, net	2,180,749	13,208
Gain on disposal of financial instruments, net	(497,810)	(45,524)
Valuation loss on inventory	6,492	30
Loss on disposal of property, plant and equipment, net	19,469	1,477
Equity in losses (earnings) of equity investees, net	(60,641)	8,750
Deferred income taxes	(886,062)	(128,313)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	266,216	(29,905)
Trade notes and accounts receivable	773,232	1,642,096
Receivables from related parties	(25,030)	(24,335)
Other current monetary assets	1,225,284	204,518
Inventories	(175,434)	(611,825)
Other current assets	(3,133,622)	(2,870,169)
Increase (decrease) in:
Trade notes and accounts payable	(3,348,765)	(1,802,408)
Payables to related parties	(180,727)	1,153,325
Income tax payable	4,135,507	3,360,613
Accrued expenses	(3,729,494)	(8,089,467)
Other current liabilities	255,520	(379,167)
Deferred income	103,753	103,403
Accrued pension liabilities	596,885	651,723

Net cash provided by operating activities	18,092,361	15,405,648

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(4,725,000)	(1,730,312)
Proceeds from disposal of available-for-sale financial assets	1,684,806	670,458
Acquisition of held-to-maturity financial assets	(300,000)	—
Proceeds from disposal of held-to-maturity financial assets	30,298	—
Acquisition of investments accounted for using equity method	(3,111,570)	(1,065,813)
Acquisition of financial assets carried at cost	(200,000)	—
Proceeds from disposal of financial assets carried at cost	354,933	—
Acquisition of property, plant and equipment	(5,408,107)	(4,554,320)
Proceeds from disposal of property, plant and equipment	2,050	10,691

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2008	2007
Increase in intangible assets	$(21,846)	$(19,506)
Decrease (increase) in other assets	(27,004)	55,200

Net cash used in investing activities	(11,721,440)	(6,633,602)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term loans	—	(300,000)
Decrease in customers’ deposits	(83,559)	(152,687)
Decrease in other liabilities	(252,629)	(56,385)
Decrease in due to stockholders for capital reduction	(9,557,777)	—

Net cash used in financing activities	(9,893,965)	(509,072)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,523,044)	8,262,974
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	74,752,564	70,639,453

CASH AND CASH EQUIVALENTS, END OF PERIOD	$71,229,520	$78,902,427

SUPPLEMENTAL INFORMATION
Interest paid	$45	$117

Income tax paid	$126,611	$53,349

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 19, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the telecom industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, Chunghwa was announced as a market dominator by the MOTC; therefore Chunghwa is subject to the applicable telecommunications regulations for market dominators of the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of Chunghwa by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of Chunghwa on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The number of employees as of March 31, 2008 and 2007 are 24,423 and 25,838, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and superiors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losts control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sales of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Sales prices are determined using fair value taking into account related sales discounts and quantity discounts agreed to by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for using Equity Method

Investments in companies where in the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company does not have substantial control over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if the Company has substantial control over these equity investees. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. When an indication of impairment is identified, the goodwill shall be tested for impairment as well.

If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be allocated as pro rata reduction of noncurrent assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values that cannot be reliably measured are measured at their original cost, such as non-publicly traded stocks. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss.

If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 6 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

3G Concession is amortized upon the MOTC granted the license of using the straight-line method over the shorter of the legal useful life or estimated useful life. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock. If capital surplus is not enough for debiting purposes, the difference is debited to unappropriated retained earnings.

Income Tax

Chunghwa applies intra-period and inter-period allocations for its income tax, whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

Hedged items are recognized as follows:

a.	The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

Reclassifications

Certain accounts in the financial statements as of and for the three months ended March 31, 2007 have been reclassified to conform to the presentation of the financial statements as of and for the three months ended March 31, 2008.

3.	REASON AND EFFECT OF THE CHANGES OF ACCOUNTING PRINCIPLE

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning January 1, 2008. These bonuses were previously recorded as appropriations from earnings. The adoption of this interpretation resulted in a decrease of NT$282,233 thousand (including NT$274,027 thousand recorded by Chunghwa and NT$8,206 thousand recorded by its equity-accounted investees) in net income which was attributed to shareholders of the parent and a decrease in basic earnings per share (after income tax) of NT$0.03 for the three months ended March 31, 2008.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2008	2007
Cash
Cash on hand	$84,432	$96,921
Bank deposits	13,564,111	6,760,300
Negotiable certificate of deposit, annual yield rate - ranging from 2.050%-4.544% and 1.650%-5.383% for 2008 and 2007, respectively	37,146,452	33,520,010

	50,794,995	40,377,231
Cash equivalents
Commercial paper, annual yield rate - ranging from 1.98%-2.00% and 1.660%-5.343% for 2008 and 2007, respectively	20,434,525	38,525,196

	$71,229,520	$78,902,427

As of March 31, 2008 and 2007, foreign deposits in bank were as follows:
	March 31
	2008	2007
United States of America - New York (US$327,024 thousand and US$26,454 thousand for 2008 and 2007, respectively)	$9,943,154	$875,347
Hong Kong (US$36,885 thousand, EUR519 thousand, JPY23,249 thousand and GBP204 thousand for 2008; US$33,214 thousand, EUR260 thousand, JPY34,236 thousand and GBP161 thousand for 2007)	1,165,853	1,130,493

	$11,109,007	$2,005,840

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2008	2007
Derivatives - financial assets
Forward exchange contracts	$330,922	$619
Index future contracts	86,474	86,504

	$417,396	$87,123

Derivatives - financial liabilities
Currency option contracts	$3,075,125	$—
Forward exchange contracts	12,602	10,349
Index future contracts	9,471	24,066

	$3,097,198	$34,415

Chunghwa entered into investment management agreements with a well-known financial institution (fund managers) to manage its investment portfolios in 2006. As of March 31, 2008, Chunghwa’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included derivative instruments, listed stocks and mutual funds.

Chunghwa entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these financial assets and liabilities are not qualified for hedge accounting and categorized as trading financial assets and liabilities.

Outstanding forward exchange contracts as of March 31, 2008 and 2007 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
March 31, 2008

Sell	EUR/USD	2008.05	EUR	17,800
	GBP/USD	2008.05	GBP	2,070
	JPY/USD	2008.05	JPY	444,000
	USD/NTD	2008.04-2008.06	USD	320,000

March 31, 2007

Sell	JPY/USD	2007.04	JPY	562,300
	EUR/USD	2007.04	EUR	7,500
	GBP/USD	2007.04	GBP	2,450
	USD/EUR	2007.04	USD	267
	USD/JPY	2007.04	USD	147

Outstanding index future contracts as of March 31, 2008 and 2007 were as follows:

	Maturity Period	Units	Contract Amount (in Thousands)
March 31, 2008

AMSTERDAM IDX FUT	2008.04	13	EUR	1,088
CAC40 10 EURO FUT	2008.04	4	EUR	178
IBEX 35 INDX FUTR	2008.04	7	EUR	893
MINI S&P/MIB FUT	2008.06	34	EUR	1,037
FTSE 100 IDX FUT	2008.06	17	GBP	936
TOPIX INDEX FUTURE	2008.06	24	JPY	290,400
S&P 500 FUTURE	2008.06	16	USD	5,260
S&P 500 EMINI FUTURE	2008.06	47	USD	3,090

March 31, 2007

AMSTERDAM IDX FUT	2007.04	9	EUR	883
CAC40 10 EURO FUT	2007.04	46	EUR	2,526
DAX INDEX FUTURE	2007.06	11	EUR	1,808
IBEX 35 INDEX FUTR	2007.04	7	EUR	983
MINI S&P/MIB FUT	2007.06	24	EUR	957
FTSE 100 IDX FUT	2007.06	37	GBP	2,304
TOPIX INDEX FUTURE	2007.06	32	JPY	529,440
S&P 500 FUTURE	2007.06	23	USD	8,151
S&P 500 EMINI FUTURE	2007.06	13	USD	905

As of March 31, 2008 and 2007, the amount paid for future deposit were $86,474 thousand and $86,498 thousand, respectively.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US$ at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time.

In accordance with the terms of the contract, Chunghwa deposited US$3 million with Goldman (included in “other current assets”) with annual yield rate of 8%. As of March 31, 2008, there are 247 outstanding valuation periods.

Net losses arising from financial assets and liabilities at fair value through profit or loss for the three months ended March 31, 2008 and 2007 were $1,879,511 thousand (including realized settlement gains of $271,175 thousand and valuation losses of $2,150,686 thousand) and $11,472 thousand (including realized settlement gains of $1,736 thousand and valuation losses of $13,208 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2008	2007
Current
Open-end mutual funds	$18,692,548	$6,814,486
Foreign listed stocks	796,445	927,018
Listed stocks	—	303,552
Real estate investment trust fund	239,939	189,500

	$19,728,932	$8,234,556

7.	HELD-TO-MATURITY FINANCIAL ASSETS

March 31, 2008
Corporate bonds	$1,349,078
Collateralized loan obligation	70,667

1,419,745
Less: Current portion	653,460

$766,285

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2008	2007
Balance, beginning of period	$3,290,123	$3,535,141
Provision for doubtful accounts	196,750	164,328
Accounts receivable written off	(268,628)	(177,117)

Balance, end of period	$3,218,245	$3,522,352

9.	OTHER CURRENT MONETARY ASSETS

	March 31
	2008	2007
Tax refund receivable	$3,221,136	$3,221,136
Accrued custodial receipts from other telecom	596,452	695,899
Other	2,139,178	1,841,927

	$5,956,766	$5,758,962

10.	INVENTORIES, NET

	March 31
	2008	2007
Supplies	$1,493,816	$1,754,707
Work in process	219,505	121,617
Merchandise	448,813	108,970
Materials in transit	620,215	637,830

	2,782,349	2,623,124
Less: Valuation allowance	26,158	531

	$2,756,191	$2,622,593

11.	OTHER CURRENT ASSETS

	March 31
	2008	2007
Prepaid expenses	$3,563,039	$2,753,619
Prepaid rents	650,542	618,630
Miscellaneous	135,357	513,100

	$4,348,738	$3,885,349

12.	INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	March 31
	2008		2007
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Listed
Senao International Co., Ltd. (“SENAO”)	$1,359,978	31	$1,102,775	31

Non-Listed
Light Era Development Co., Ltd. (“LED”)	2,995,448	100	—	—
Chunghwa Investment Co., Ltd. (“CHI”)	949,253	49	981,494	49
Chunghwa System Integration Co., Ltd. (“CHSI”)	830,403	100	—	—
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	594,782	40	579,050	40
CHIEF Telecom Inc. (“CHIEF”)	425,998	69	256,557	70
KingWay Technology Co., Ltd. (“KWT”)	71,452	33	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	71,223	30	—	—
Chunghwa Telecom Global, Inc. (“CHTG”)	68,391	100	—	—
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	64,108	100	142,438	100
ELTA Technology Co., Ltd. (“ELTA”)	42,800	32	—	—
Spring House Entertainment Inc. (“SHE”)	40,262	56	15,273	30
Donghwa Technology Co., Ltd. (“DHT”)	15,538	100	—	—
New Prospect Investments Holdings Ltd. (B.V.I.) (“NPIH”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“PAIG”)	—	100	—	100

	6,169,658		1,974,812

	$7,529,636		$3,077,587

Chunghwa invested Senao International Co., Ltd. (“SENAO”) in January 2007, for a purchase price of $1,065,813 thousand. SENAO engages mainly in telecommunication facilities sales.

Chunghwa established 100% shares of Light Era Development Co., Ltd. (“LED”) by prepaying $3,000,000 thousand in January 2008. LED completed its incorporation on February 12, 2008. LED engages mainly in development of property for rent and sale.

Chunghwa invested Chunghwa System Integration Co., Ltd. (“CHSI”) in December 2007, for a purchase price of $838,506 thousand. CHSI engages mainly in providing communication and information aggregative services.

Chunghwa invested CHIEF Telecom Inc. in October 2007 and September 2006, for a purchase price of $171,513 thousand and $310,652 thousand, respectively. CHIEF engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa invested KingWay Technology Co., Ltd. (“KWT”) in January 2008, for a purchasing price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa invested Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of $67,025 thousand. SKYSOFT engages mainly in providing of music on-line, software, electronic information and advertisement services.

Chunghwa invested Chunghwa Telecom Global, Inc. (“CHTG”) in December 2007, for a purchase price of $70,429 thousand. CHTG engages mainly in international data and internet services and long distance wholesales.

Chunghwa invested Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in December 2006, for a purchase price of $150,000 thousand. CIYP finished registration in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

Chunghwa invested ELTA Technology Co., Ltd. (“ELTA”) in April and October 2007, for a purchase price of $27,455 thousand and $16,768 thousand, respectively. ELTA engages mainly in professional on-line and mobile value-added content aggregative services.

Chunghwa acquired 26% shares of Spring House Entertainment Inc. (“SHE”) in January 2008, for a purchase price of $39,800 thousand. Due to this acquisition, Chunghwa increased its ownership of SHE from 30% to 56% and SHE becomes a subsidiary of Chunghwa.

Chunghwa invested Donghwa Telecom Co., Ltd. (“DHT”) in December 2007 for a purchase price of $11,430 thousand, DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“NPIH”) and Prime Asia Investments Group Ltd. (B.V.I.) (“PAIG”) in September 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

The equity in earnings (losses) of equity investees for the three months ended March 31, 2008 and 2007, which were $60,641 thousand and $(8,750) thousand, respectively, are based on unreviewed financial statements except the equity in earnings of SENAO.

The aggregate carrying values of the unreviewed equity-accounted investments were $6,169,658 thousand and $3,077,587 thousand as of March 31, 2008 and 2007, respectively. The equity in their net losses were $31,680 thousand and $8,750 thousand for the three months ended March 31, 2008 and 2007, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2008		2007
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	—	—
Global Mobile Corp. (“GMC”)	127,018	11	—	—
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	49,500	12	71,500	12
Essence Technology Solution, Inc. (“ETS”)	20,000	9	—	—
Siemens Telecommunication Systems (“Siemens”)	—	—	5,250	15

	$2,261,048		$1,941,280

Chunghwa invested IBT II by prepaying $200,000 thousand in January 2008. IBT II completed its incorporation on February 13, 2008. IBT II engages mainly in investment.

Chunghwa invested GMC in December 2007, for a purchase price of $168,038 thousand. GMC engages mainly in computer software wholesales and circuit engineering and wire communication services. The National Communications Commission (“NCC”) replied the Company with the Communication Letter (#0974102087) on April 1, 2008 to override the investment in GMC. The Company has disposed of some stocks of GMC and will dispose the rest on a suitable time in the future.

After evaluating the investment in RPTI, Chunghwa determined the investment in RPTI was impaired and recognized a impairment loss of $22,000 thousand for the year ended December 31, 2007.

Chunghwa invested ETS in December 2007, for a purchase price of $20,000 thousand. ETS engages mainly in electronic facilities and equipments sales.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER NONCURRENT MONETARY ASSETS

	March 31
	2008	2007
Piping Fund	$1,000,000	$1,000,000
Fixed-Line Fund	—	1,000,000

	$1,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed-Line Fund managed by the Ministry of the Interior and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the parties using the infrastructure shall reimburse the money to the contributors. According to the communication letter (#0960004447) dated August 6, 2007, the Executive Yuan ratified that the Ministry of the Interior (the “Interior”) can dissolve the Fixed-Line Fund and dispose relative assets and liabilities effective from January 1, 2008. Chunghwa received the full amount of its original contribution of $1,000,000 thousand on January 11, 2008.

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31
	2008	2007
Cost
Land	$102,536,500	$100,929,302
Land improvements	1,475,644	1,477,705
Buildings	62,212,666	59,069,045
Computer equipment	15,255,556	15,847,042
Telecommunications equipment	639,985,191	631,549,115
Transportation equipment	2,773,701	3,282,702
Miscellaneous equipment	7,571,465	8,078,325

Total cost	831,810,723	820,233,236
Revaluation increment on land	5,822,981	5,824,220

	837,633,704	826,057,456

(Continued)

	March 31
	2008	2007
Accumulated depreciation
Land improvements	$857,843	$821,712
Buildings	15,445,037	14,492,808
Computer equipment	11,537,907	11,785,206
Telecommunications equipment	491,378,309	474,015,160
Transportation equipment	2,610,545	3,191,393
Miscellaneous equipment	6,496,220	6,880,865

	528,325,861	511,187,144

Construction in progress and advances related to acquisitions of equipment	15,430,445	22,237,788

Property, plant and equipment, net	$324,738,288	$337,108,100

(Concluded)

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of March 31, 2008, the unrealized revaluation increment was decreased to $5,823,200 thousand by disposal revaluation assets.

Depreciation on property, plant and equipment for the three months ended March 31, 2008 and 2007 amounted to $9,404,591 thousand and $9,753,769 thousand, respectively. No interest expense was capitalized for the three months ended March 31, 2008 and 2007.

16.	ACCRUED EXPENSES

	March 31
	2008	2007
Accrued salary and compensation	$6,184,744	$5,928,846
Accrued franchise fees	2,775,888	2,991,940
Other accrued expenses	2,266,955	1,786,568

	$11,227,587	$10,707,354

17.	OTHER CURRENT LIABILITIES

	March 31
	2008	2007
Advances from subscribers	$5,268,143	$4,661,944
Amounts collected in trust for others	2,376,548	2,803,199
Payables to equipment suppliers	1,489,220	1,532,560
Refundable customers’ deposits	937,671	951,639
Payables to constructors	781,358	425,943
Miscellaneous	2,683,061	2,352,737

	$13,536,001	$12,728,022

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,557,776,912 shares, and 2 preferred shares (at $10 par value per share), which was approved by the board of directors to be issued on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of March 31, 2008, the outstanding ADSs were 211,622 thousand units, which equaled approximately 2,116,218 thousand common shares (including distributed earnings and issuanced of common stock from capital surplus) and represented 22.14% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus in the following years after privatization; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration. The remaining distributable earnings can be distributed to the stockholders based on the resolution of stockholders’ meeting; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

The appropriation for legal capital reserve shall be made until the reserve equals Chunghwa’s paid-in capital. The reserve may be used to offset a deficit. The Company Law also prescribes that, when the reserve has reached 50% of Chunghwa’s paid-in capital, up to 50% of the reserve may be transferred to capital.

The appropriations and distributions of the 2006 and 2005 earnings of Chunghwa have been approved and resolved by the stockholders on June 15, 2007 and May 30, 2006 as follows:

	Appropriation and Distribution		Dividend Per Share
	2006	2005	2006	2005
Legal reserve	$3,998,445	$4,765,288	$—	$—
Special reserve	1,461	—	—	—
Cash dividends	34,610,885	40,659,617	3.58	4.30
Stock dividends	—	1,891,145	—	0.20
Employee bonus - cash	1,256,619	230,057	—	—
Employee bonus - stock	—	230,057	—	—
Remuneration to board of directors and supervisors	35,904	15,337	—	—

The stockholders’ meeting held on June 15, 2007 also resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above proposals for the fiscal year of 2006 have had an effective registration with the Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“SFC”). The board of directors resolved the ex-dividend date of aforementioned proposals as August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,667,845 thousand to common capital stock. Chunghwa obtained the approval letter from Financial Supervisory Commission, Executive Yuan which stated the effective registration date of capital reduction is October 17, 2007. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by NT$9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of NT$9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110,068 thousand held by Chunghwa and concurrently cancelled.

The appropriation of Chunghwa’s 2007 earnings have not been resolved by the board of directors as of April 19, 2008, the independent auditors’ review report date. Information on the appropriation of 2007 earnings proposed by the board of directors and resolved by the stockholders is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on July 1, 1998, R.O.C. resident stockholders are allowed a tax credit for their proportionate share of the income tax paid by Chunghwa on earnings generated since January 1, 1998.

19.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Three Months Ended March 31
	2008	2007
As of January 1, 2008	110,068	—
Decrease	110,068	—

As of March 31, 2008	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, capital surplus and realized additional paid-in capital.

The shares bought back by Chunghwa shall not be pledged in accordance with Securities and Exchange Law of the ROC. The holders of treasury stocks are not entitled to vote in stockholder’s meetings.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand, and also cancelled 110,068 thousand shares of treasury stock by reducing common stock of $7,107,494 thousand on February 21, 2008.

20.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2008
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$2,994,385	$2,046,055	$5,040,440
Insurance	166,352	118,570	284,922
Pension	400,701	283,401	684,102
Other compensation	1,868,699	1,277,889	3,146,588

	$5,430,137	$3,725,915	$9,156,052

Depreciation expense	$8,891,688	$512,903	$9,404,591

Amortization expense	$213,757	$34,629	$248,385

	Three Months Ended March 31, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$3,239,022	$2,054,077	$5,293,099
Insurance	164,771	107,862	272,633
Pension	442,823	287,264	730,087
Other compensation	2,398,849	1,533,337	3,932,186

	$6,245,465	$3,982,540	$10,228,005

Depreciation expense	$9,225,957	$527,812	$9,753,769

Amortization expense	$214,602	$22,737	$237,339

21.	INCOME TAX

The Alternative Minimum Tax (the “AMT”), effective from January 1, 2006, requires companies to pay AMT if their tax payable under this revised calculation at the AMT rate of 10% exceeds the tax which would otherwise have been payable under the ordinary taxable income calculation. Chunghwa has considered the impact of the AMT Act in the calculation of the current period’s income tax expense.

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Three Months Ended March 31
	2008	2007
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$3,523,031	$3,844,289
Deduct tax effects of:
Permanent differences	(135,079)	(81,935)
Temporary differences	1,099,566	294,592
Investment tax credits	(351,684)	(696,064)

Income tax payable	$4,135,834	$3,360,882

b.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2008	2007
Income tax payable	$4,135,834	$3,360,882
Income tax - separated	126,283	53,079
Income tax - deferred	(886,062)	(128,313)

	$3,376,055	$3,285,648

c.	Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2008	2007
Current
Deferred income tax assets:
Provision for doubtful accounts	$544,832	$389,365
Valuation loss on financial instruments, net	696,545	—
Unrealized foreign exchange loss	199,401	—
Other	27,362	26,039

	1,468,140	415,404
Valuation allowance	(544,832)	(389,365)

	923,308	26,039
Deferred income tax liability:
Unrealized foreign exchange gain	—	(4,092)

Net deferred income tax assets	$923,308	$21,947

Noncurrent deferred income tax assets:
Accrued pension cost	$1,242,199	$591,083
Impairment loss	80,510	85,866
Losses on disposal of property, plant and equipment	12,970	—

	$1,335,679	$676,949

d.	The related information under the Integrated Income Tax System is as follows:

	March 31
	2008	2007
Balance of Imputation Credit Account (“ICA”)	$6,601,656	$1,088,668

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2007 and 2006 for earnings as of December 31, 2007 and the actual ICA rate for the 2006 earnings were 27.88% and 24.42%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of March 31, 2008 and 2007, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2005 have been examined by the ROC tax authorities.

22.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator) (Thousand Shares)	Net Income Per Share (Dollars)
	Income Before Income Tax	After Income Tax		Income Before Income Tax	After Income Tax
Three months ended March 31, 2008

EPS was calculated as follows:

Basic earnings per share	$14,092,163	$10,716,108	9,557,777	$1.47	$1.12

Diluted earnings per share	$14,090,107	$10,714,052	9,557,777	$1.47	$1.15

Three months ended March 31, 2007

EPS was calculated as follows:

Basic earnings per share	$15,377,195	$12,091,547	10,634,630	$1.45	$1.14

The diluted earnings per share for the three months ended March 31, 2008 was due to issuing employee stock options by SENAO.

The impact of transferring to common capital stock out of capital surplus was considered in calculating basic earnings per share for 2007. The basic EPS before income tax and the basic EPS after income tax in 2007 are restated from $1.59 to $1.45 and from $1.25 to $1.14, respectively.

23.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the July 1, 2005 may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The monthly contribution shall not be less than 6% of each employee’s monthly salary. Chunghwa made monthly contributions equal to 6% of each employee’s monthly salary to employee’s pension accounts beginning July 1, 2005.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan (originally) the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $2,879,206 thousand and $2,983,955 thousand as of March 31, 2008 and 2007, respectively.

Pension costs of the Company were $700,303 thousand ($687,018 thousand subject to defined benefit plan and $13,285 thousand subject to defined contribution plan) and $758,302 thousand ($748,104 thousand subject to defined benefit plan and $10,198 thousand subject to defined contribution plan) for the three months ended March 31, 2008 and 2007, respectively.

24.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers, held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Subsidiary (it was the subsidiary of equity- accounted investee, it becomes to Chunghwa’s subsidiary since April 2007)
Light Era Development Co., Ltd. (“LED”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary (it was the subsidiary of equity- accounted investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)

(Continued)

Company	Relationship
Spring House Entertainment Inc. (“SHE”)	Subsidiary (it was the subsidiary of equity- accounted investee, it becomes to Chunghwa’s subsidiary since January 2008)
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary (it was the subsidiary of equity- accounted investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary (it was the indirect owned subsidiary of equity-accounted investee, Chunghwa Investment Co., Ltd., it becomes to Chunghwa’s subsidiary since December 2007.)
New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-accounted investee
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-accounted investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-accounted investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-accounted investee
KingWay Technology Co., Ltd. (“KWT”)	Equity-accounted investee
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of equity-accounted investee
Chunghwa Investment Holding Company (“CIHC”)	Subsidiary of equity-accounted investee

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	March 31
	2008		2007
	Amount	%	Amount	%
1) Receivables from related parties

Trade notes and accounts receivable
SENAO	$156,628	66	$40,504	56
CHTG	56,807	24	26,043	36
CHIEF	12,472	5	3,857	5
CIYP	6,773	3	—	—
Other	3,976	2	1,699	3

	$236,656	100	$72,103	100

2) Payables to related parties

Trade notes payable, accounts payable, and accrued expenses
SENAO	$662,131	48	$1,134,027	56
CHSI	124,609	9	79,731	4
TISE	79,194	6	147,793	7
CHIEF	18,106	1	651	—
CHTG	16,166	1	23,227	1
SHE	7,351	1	638	—
Other	5,987	—	—	—

	913,544	66	1,386,067	68

	March 31
	2008		2007
	Amount	%	Amount	%
Payable to construction supplier
TISE	$37,996	3	$249,953	12
CHSI	18,180	1	—	—
SENAO	13	—	—	—

	56,189	4	249,953	12

Amounts collected in trust for others
SENAO	411,631	29	396,545	20
CHTG	8,345	1	3,720	—
Others	427	—	—	—

	420,403	30	400,265	20

	$1,390,136	100	$2,036,285	100

	Three Months Ended March 31
	2008		2007
	Amount	%	Amount	%
3) Revenues

SENAO	$609,801	1	$20,002	—
CHIEF	43,468	—	25,208	—
CHTG	40,552	—	15,112	—
CIYP	20,544	—	—	—
SKYSOFT	6,705	—	—	—
Others	8,422	—	5,769	—

	$729,492	1	$66,091	—

4) Operating costs and expenses

SENAO	$1,635,051	6	$980,481	4
TISE	105,860	—	61,003	—
CHSI	56,891	—	84,905	—
CHIEF	42,886	—	—	—
ELTA	37,028	—	—	—
CIYP	11,698	—	—	—
CHTG	11,532	—	18,996	—
SHE	7,001	—	—	—
Other	4,182	—	1,324	—

	$1,912,129	6	$1,146,709	4

5) Acquisition of property, plant and equipment

CHSI	$120,164	2	$47,551	1
TISE	47,647	1	308,465	7

	$167,811	3	$356,016	8

The transaction terms, except of SENAO, CHIEF, CIYP were determined in accordance with mutual agreements. The foregoing transactions with related parties were conducted under normal commercial terms.

25.	COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2008, Chunghwa’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $1,192,652 thousand.

b.	Acquisitions of telecommunications equipment of $14,679,758 thousand.

c.	Unused letters of credit of approximately $1,146,583 thousand.

d.	Contracts to print billing, envelopes and selling gifts of $196,874 thousand.

e.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future leases payments were as follows:

Year	Amount
2008 (from April 1, 2008 to December 31, 2008)	$1,013,072
2009	995,349
2010	690,262
2011	427,285
2012 and thereafter	366,113

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). When the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government.

g.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. As of review report date, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

26.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	March 31
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$71,229,520	$71,229,520	$78,902,427	$78,902,427
Financial assets at fair value through profit or loss	417,396	417,396	87,123	87,123
Available-for-sale financial assets	19,728,932	19,728,932	8,234,556	8,234,556
Held-to-maturity financial assets	653,460	653,460	—	—
Trade notes and accounts receivable, net	9,500,820	9,500,820	10,732,784	10,732,784
Receivable from related parties	236,656	236,656	72,103	72,103
Other current monetary assets	5,956,766	5,956,766	5,758,962	5,758,962
Investments accounted for by the equity method	7,529,636	9,922,307	3,077,587	5,532,616
Financial assets carried at cost	2,261,048	2,261,048	1,941,280	1,941,280
Held-to-maturity financial assets - noncurrent	766,285	766,285	—	—
Other noncurrent monetary assets	1,000,000	1,000,000	2,000,000	2,000,000
Refundable deposits	1,273,418	1,273,418	1,436,854	1,436,854
Liabilities
Financial liabilities at fair value through profit or loss	3,097,198	3,097,198	34,415	34,415
Trade notes and accounts payable	6,323,587	6,323,587	7,116,844	7,116,844
Payables to related parties	1,390,136	1,390,136	2,036,285	2,036,285
Accrued expenses	11,227,587	11,227,587	10,707,354	10,707,354
Amounts collected in trust for others (included in “other current liabilities”)	2,376,548	2,376,548	2,803,199	2,803,199
Payables to equipment suppliers (included in “other current liabilities”)	1,489,220	1,489,220	1,532,560	1,532,560
Payables to constructors (included in “other current liabilities”)	937,671	937,671	951,639	951,639
Refundable customers’ deposits (included in “other current liabilities”)	781,358	781,358	425,943	425,943
Customers’ deposits	6,218,730	6,218,730	6,442,452	6,442,452

b.	Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not readily available, valuation techniques is used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price March 31		Amount Determined Using Valuation Techniques March 31
	2008	2007	2008	2007
Assets

Financial assets at fair value through profit or loss - current	$417,396	$87,123	$—	$—
Available-for-sale financial assets	19,728,932	8,234,556	—	—
Hedging derivative financial assets (classified as other current monetary assets)	21,679	—	—	—

Liabilities

Financial liabilities at fair value through profit or loss	22,073	34,415	3,075,125	—
Hedging derivative financial liabilities (classified as other current liabilities)	13,000	—	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions and business organizations. Management believes that Chunghwa’s exposure to default by those parties is low.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the three months ended March 31, 2008. Chunghwa did not into any hedging forward exchange contracts in 2007.

Outstanding forward exchange contracts for hedge as of March 31, 2008:

	Currency	Maturity Period	Contract Amount (in Thousands)
Sell	USD/NTD	2008.06	USD	65,000
	EUR/NTD	2008.05	EUR	25,000

As of March 31, 2008, the forward exchange contract was measured at fair value of $21,679 thousand (classified as other current monetary assets) and $13,000 thousand (classified as other current liabilities).

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the three months ended March 31, 2008 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of March 31, 2008:

	Currency	Maturity Period	Contract Amount (in Thousands)
Buy	NTD/USD	2008.04	NTD279,695

2)	Market risk

SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. The gain and loss from the fluctuation of exchange rate under forward contracts was offset by that of the hedged assets or liabilities. Therefore, the market risk was not significant.

3)	Credit risk

Financial assets represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The maximum credit risk amount of all kinds of financial instruments is equal to its book value.

4)	Liquidation risk

SENAO’s investments in domestic open-end mutual fund and convertible bonds are publicly-traded, easily converted to cash. Therefore, no material cash flow risks are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk would be anticipated. SENAO uses forward contracts to hedge the fluctuations of adverse exchange rate on foreign currency assets and liabilities. There will be corresponding cash inflows or outflows upon maturity dates, and SENAO has sufficient cash flow and operating capital to meet the cash demand, thus; there shall be no risk on raising capital. In addition, the exchange rates in the forward contracts are fixed; therefore, there is no significant risk of cash flow.

27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which Chunghwa exercises significant influence: Please see Table 6.

j.	Financial transactions: Please see Notes 5 and 26.

k.	Investment in Mainland China: Please see Table 7.

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,074	$1,359,978	31	$3,766,931	Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	2,995,448	100	2,995,448	Note 1
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000	949,253	49	949,253	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	830,403	100	667,225	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,760	594,782	40	825,350	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	425,998	69	379,026	Note 1
		Skysoft Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	4,438	71,223	30	71,223	Note 1
		KingWay Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,002	71,452	33	63,866	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	68,391	100	60,373	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	64,108	100	64,108	Note 1
		ELTA Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	3,886	42,800	32	38,523	Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996	40,262	56	25,443	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	15,538	100	15,538	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	—	100	—	Note 2
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	—	100	—	Note 2
		Taipei Financial Center	—	Financial assets carried at cost	288,211	1,789,530	12	1,460,723	Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd.	—	Financial assets carried at cost	20,000	200,000	17	202,814	Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	11	123,187	Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	77,128	Note 1
		RPTI International	—	Financial assets carried at cost	9,234	49,500	12	45,239	Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	20,000	9	13,817	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		ACS ACTIVIDADES CONS Y SERV EUR0.50	—	Available-for-sale financial assets	5	$7,866	—	$8,254	Note 4
		ABBOTT LABORATORIES COM NPV	—	Available-for-sale financial assets	4	5,018	—	5,870	Note 4
		AGGREKO PLC ORD	—	Available-for-sale financial assets	15	3,109	—	5,741	Note 4
		AIR PRODUCTS & CHEMICALS INC COM	—	Available-for-sale financial assets	2	5,345	—	6,554	Note 4
		AISIN SEIKI CO LTD	—	Available-for-sale financial assets	3	3,393	—	3,643	Note 4
		ALPHA BANK A.E ORD SHS	—	Available-for-sale financial assets	7	7,484	—	7,163	Note 4
		ALSTOM	—	Available-for-sale financial assets	1	4,137	—	8,280	Note 4
		ALTRIA GROUP INC	—	Available-for-sale financial assets	3	1,819	—	1,812	Note 4
		AMADA CO LTD	—	Available-for-sale financial assets	15	4,501	—	3,461	Note 4
		APACHE CORP COM	—	Available-for-sale financial assets	2	5,934	—	6,634	Note 4
		APPLE COMPUTER INC COM STK NPV	—	Available-for-sale financial assets	1	2,647	—	4,559	Note 4
		APPLIED BIOSYSTEMS GROUP-APP COM APP BIOSYST GP USD0.01	—	Available-for-sale financial assets	5	4,818	—	4,995	Note 4
		ASML HOLDING N.V. ASML HOLDING N.V.	—	Available-for-sale financial assets	8	5,670	—	5,985	Note 4
		ATLANTIA SPA	—	Available-for-sale financial assets	7	7,922	—	6,385	Note 4
		BANCO ESPIRITO SANTO-REG EUR5	—	Available-for-sale financial assets	12	7,729	—	6,346	Note 4
		BANCO SANTANDER SA BANCO SANTANDER SA	—	Available-for-sale financial assets	13	6,376	—	8,009	Note 4
		BARCLAYS ORD GBP0.25	—	Available-for-sale financial assets	13	5,234	—	3,681	Note 4
		BASF SE NPV	—	Available-for-sale financial assets	2	7,860	—	7,828	Note 4
		BAXTER INTERNATIONAL INC COM USD1	—	Available-for-sale financial assets	3	5,252	—	5,625	Note 4
		BAYERISCHE MOTOREN WERKE AG BAYERISCHE MOTOREN WERKE AG	—	Available-for-sale financial assets	4	7,492	—	7,026	Note 4
		BECTON DICKINSON & CO COM	—	Available-for-sale financial assets	2	4,415	—	5,286	Note 4
		BENESSE CORPORATION	—	Available-for-sale financial assets	3	3,450	—	3,884	Note 4
		BG GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	7	4,206	—	4,792	Note 4
		BHP BILLITON PLC USD0.50	—	Available-for-sale financial assets	5	2,727	—	4,120	Note 4
		BMC SOFTWARE INC COM	—	Available-for-sale financial assets	5	5,201	—	5,255	Note 4
		BNP PARIBAS EUR2	—	Available-for-sale financial assets	2	7,940	—	7,443	Note 4
		BOUYGUES EUR1	—	Available-for-sale financial assets	3	7,843	—	5,817	Note 4
		BP PLC ORD USD0.25	—	Available-for-sale financial assets	16	5,566	—	5,038	Note 4
		BULGARI SPA EUR0.07	—	Available-for-sale financial assets	16	7,780	—	5,778	Note 4
		CAPITA GROUP PLC ORD GBP0.02066667	—	Available-for-sale financial assets	12	4,671	—	4,739	Note 4
		CARPHONE WAREHOUSE GROUP SHS	—	Available-for-sale financial assets	26	5,396	—	4,515	Note 4
		CARREFOUR SA EUR2.50	—	Available-for-sale financial assets	3	7,109	—	7,882	Note 4
		CASIO COMPUTER CO LTD ORD	—	Available-for-sale financial assets	8	3,326	—	3,527	Note 4
		CHEVRON CORP COM USD0.75	—	Available-for-sale financial assets	2	3,888	—	5,209	Note 4
		COCA-COLA ENTERPRISES COM USD1	—	Available-for-sale financial assets	7	5,772	—	5,272	Note 4
		COGNIZANT TECH SOLUTIONS-A COM CL’A’USD0.01	—	Available-for-sale financial assets	5	5,330	—	3,985	Note 4
		COMPASS GROUP PLC ORD	—	Available-for-sale financial assets	26	5,135	—	5,020	Note 4
		COOPER INDS LTD CL A	—	Available-for-sale financial assets	4	5,153	—	4,776	Note 4
		CRH PLC ORD EUR0.32	—	Available-for-sale financial assets	5	7,227	—	6,245	Note 4
		CRH PLC ORD EUR0.32	—	Available-for-sale financial assets	2	1,954	—	1,957	Note 4
		CVS CAREMARK CORP COM STK USD0.01	—	Available-for-sale financial assets	4	4,928	—	4,927	Note 4
		DAIHATSU MOTOR CO LTD NPV	—	Available-for-sale financial assets	10	3,451	—	3,663	Note 4
		DAIKIN INDUSTRIES LTD	—	Available-for-sale financial assets	3	3,351	—	4,201	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Daimler AG ORD NPV REGD	—	Available-for-sale financial assets	3	$8,209	—	$6,678	Note 4
		DE LA RUE PLC ORD GBP0.297619	—	Available-for-sale financial assets	7	2,883	—	3,989	Note 4
		DEUTSCHE BOERSE AG NPV (REGD)	—	Available-for-sale financial assets	1	3,644	—	6,541	Note 4
		DU PONT (E.I.) DE NEMOURS COM	—	Available-for-sale financial assets	3	4,529	—	4,734	Note 4
		EAST JAPAN RAILWAY CO NPV	—	Available-for-sale financial assets	—	3,632	—	3,806	Note 4
		EMERSON ELECTRIC CO COM USD0.50	—	Available-for-sale financial assets	4	5,112	—	6,205	Note 4
		ENEL	—	Available-for-sale financial assets	23	6,342	—	7,348	Note 4
		ENI SPA EUR1	—	Available-for-sale financial assets	7	8,002	—	7,455	Note 4
		EON AG NPV ORD	—	Available-for-sale financial assets	1	7,545	—	6,310	Note 4
		EXXON MOBIL CORP COM	—	Available-for-sale financial assets	2	4,925	—	4,886	Note 4
		FAMILYMART CO LTD FAMILYMART CO LTD	—	Available-for-sale financial assets	4	3,626	—	4,370	Note 4
		FANUC LTD	—	Available-for-sale financial assets	1	3,298	—	3,482	Note 4
		FAST RETAILING CO LTD NPV	—	Available-for-sale financial assets	2	3,303	—	4,035	Note 4
		FIRSTGROUP PLC ORD GBP0.05	—	Available-for-sale financial assets	11	3,508	—	3,824	Note 4
		FOREST LABS INC COM	—	Available-for-sale financial assets	4	4,472	—	4,653	Note 4
		FRANCE TELECOM EUR4	—	Available-for-sale financial assets	7	7,966	—	7,480	Note 4
		FUGRO NV-CVA EUR0.05	—	Available-for-sale financial assets	3	4,057	—	7,794	Note 4
		FUJIFILM HOLDINGS CORP NPV	—	Available-for-sale financial assets	3	3,817	—	3,133	Note 4
		GAMESTOP CORP-CL A NEW CLASS ‘A’ COM USD0.001	—	Available-for-sale financial assets	3	4,735	—	4,717	Note 4
		GENERAL ELECTRIC CO COM USD0.06	—	Available-for-sale financial assets	4	4,514	—	4,912	Note 4
		GENERAL MILLS INC GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,100	—	5,444	Note 4
		GESTEVISION TELECINCO SA EUR0.5	—	Available-for-sale financial assets	10	7,630	—	5,902	Note 4
		GILEAD SCIENCES INC COM	—	Available-for-sale financial assets	4	4,004	—	6,065	Note 4
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,516	—	1,966	Note 4
		GLORY LTD NPV	—	Available-for-sale financial assets	4	2,394	—	2,855	Note 4
		GOLDMAN SACHS GROUP INC COM USD0.01	—	Available-for-sale financial assets	1	5,138	—	4,812	Note 4
		GOOGLE INC-CL A CL A	—	Available-for-sale financial assets	—	4,007	—	4,245	Note 4
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,119	—	5,724	Note 4
		ICAP PLC SHS	—	Available-for-sale financial assets	10	4,406	—	3,573	Note 4
		INDRA SISTEMAS SA EUR0.20 SER ‘A’	—	Available-for-sale financial assets	10	7,961	—	8,391	Note 4
		ING GROEP NV CVA EUR0.24	—	Available-for-sale financial assets	7	7,255	—	8,068	Note 4
		INPEX HOLDINGS INC COM STK JPY1	—	Available-for-sale financial assets	—	2,191	—	3,057	Note 4
		INTL BUSINESS MACHINES CORP COM STK USD0.20	—	Available-for-sale financial assets	2	5,290	—	6,179	Note 4
		JOHNSON & JOHNSON COM USD1	—	Available-for-sale financial assets	3	5,862	—	5,945	Note 4
		JSR CORPORATION	—	Available-for-sale financial assets	5	3,561	—	3,244	Note 4
		KAWASAKI KISEN KAISHA LTD NPV	—	Available-for-sale financial assets	11	2,284	—	3,262	Note 4
		KOBE STEEL LTD SHS	—	Available-for-sale financial assets	33	3,253	—	2,868	Note 4
		KONAMI CORP JPY50	—	Available-for-sale financial assets	3	3,255	—	3,213	Note 4
		KYOWA HAKKO KOGYO CO LTD	—	Available-for-sale financial assets	14	4,328	—	4,079	Note 4
		LOCKHEED MARTIN CORP COM	—	Available-for-sale financial assets	2	5,131	—	5,797	Note 4
		M.A.N AG ORD	—	Available-for-sale financial assets	2	3,980	—	6,084	Note 4
		MARUBENI CORPORATION	—	Available-for-sale financial assets	16	3,127	—	3,555	Note 4
		MATSUSHITA ELECTRIC INDL CO	—	Available-for-sale financial assets	5	3,151	—	3,305	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	3	$3,892	—	$5,426	Note 4
		MEMC ELECTRONIC MATERIALS COM	—	Available-for-sale financial assets	2	4,770	—	4,311	Note 4
		METLIFE INC COM	—	Available-for-sale financial assets	3	5,169	—	5,431	Note 4
		MICHAEL PAGE INTERNATIONAL ORD GBP0.01	—	Available-for-sale financial assets	23	5,879	—	4,273	Note 4
		MICROSOFT CORP COM USD0.0000125	—	Available-for-sale financial assets	6	4,721	—	4,746	Note 4
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	3	1,801	—	3,132	Note 4
		MITSUI & CO LTD ORD	—	Available-for-sale financial assets	6	3,798	—	3,709	Note 4
		MITSUI FUDOSAN CO LTD NPV	—	Available-for-sale financial assets	5	3,389	—	3,028	Note 4
		MITSUI O.S.K. LINES LTD	—	Available-for-sale financial assets	9	3,275	—	3,319	Note 4
		MOLSON COORS BREWING CO -B COM CLS ‘B’ COM NON-V USD0.01	—	Available-for-sale financial assets	3	4,787	—	4,795	Note 4
		MONSANTO CO NEW COM	—	Available-for-sale financial assets	1	5,041	—	4,916	Note 4
		MORRISON W SUPRMKT ORD GBP0.10	—	Available-for-sale financial assets	25	4,533	—	4,090	Note 4
		MUENCHENER RUECKVER AG-REG NPV (REGD)	—	Available-for-sale financial assets	1	6,349	—	7,749	Note 4
		NATIONAL BANK OF GREECE EUR4.80 (REGD)	—	Available-for-sale financial assets	4	6,988	—	6,959	Note 4
		NATIONAL-OILWELL VARCO INC COM USD0.01	—	Available-for-sale financial assets	3	3,805	—	4,711	Note 4
		NEXT PLC ORD GBP0.10	—	Available-for-sale financial assets	6	6,115	—	3,807	Note 4
		NHK SPRING CO LTD NPV	—	Available-for-sale financial assets	11	3,002	—	2,377	Note 4
		NIDEC CORP	—	Available-for-sale financial assets	2	3,079	—	2,814	Note 4
		NIKE INC -CL B CLASS ‘B’ COM NPV	—	Available-for-sale financial assets	3	6,010	—	6,647	Note 4
		NIKON CORP	—	Available-for-sale financial assets	4	2,439	—	3,250	Note 4
		NIPPON OIL CORPORATION JPY50	—	Available-for-sale financial assets	15	3,713	—	2,855	Note 4
		NIPPON YUSEN KABUSHIKI KAISH NPV	—	Available-for-sale financial assets	12	3,620	—	3,437	Note 4
		NOKIA OYJ EUR0.06	—	Available-for-sale financial assets	7	6,368	—	6,779	Note 4
		NORTHERN TR CORP COM	—	Available-for-sale financial assets	2	4,562	—	4,365	Note 4
		NORTHROP GRUMMAN CORP COM	—	Available-for-sale financial assets	2	5,321	—	5,593	Note 4
		NYSE EURONEXT COM STK USD0.01	—	Available-for-sale financial assets	2	4,556	—	3,715	Note 4
		OCCIDENTAL PETROLEUM CORP COM USD0.20	—	Available-for-sale financial assets	2	4,524	—	5,106	Note 4
		OLD MUTUAL PLC GBP0.10	—	Available-for-sale financial assets	58	5,202	—	3,901	Note 4
		OMNICOM GROUP INC COM	—	Available-for-sale financial assets	4	5,839	—	5,035	Note 4
		OMV AG AKT	—	Available-for-sale financial assets	4	7,938	—	7,212	Note 4
		PALL CORP COM USD0.10	—	Available-for-sale financial assets	4	4,230	—	4,394	Note 4
		PERNOD-RICARD SA NPV	—	Available-for-sale financial assets	2	6,664	—	6,261	Note 4
		PHILIP MORRIS INTERNAT NPV	—	Available-for-sale financial assets	3	4,079	—	4,128	Note 4
		PHILIPS ELECTRONICS N.V. EUR0.20	—	Available-for-sale financial assets	6	7,652	—	7,299	Note 4
		PRAXAIR INC COM	—	Available-for-sale financial assets	2	5,595	—	5,942	Note 4
		PUBLIC SVC ENTERPRISE COM	—	Available-for-sale financial assets	4	5,024	—	5,245	Note 4
		QUAL COMM INC COM COM STK	—	Available-for-sale financial assets	4	5,028	—	4,768	Note 4
		RAYTHEON CO COM COM USD0.01	—	Available-for-sale financial assets	2	4,799	—	4,715	Note 4
		RECKITT BENCKISER GROUP PLC	—	Available-for-sale financial assets	3	3,657	—	4,586	Note 4
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,155	—	5,203	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		ROYAL DUTCH SHELL PLC-A SHS ‘A’ SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	$6,275	—	$6,698	Note 4
		ROYAL DUTCH SHELL PLC-A SHS ‘A’ SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,394	—	5,984	Note 4
		RWE AG NEU NPV	—	Available-for-sale financial assets	2	8,104	—	7,414	Note 4
		SANKYO CO LTD, GUNMA	—	Available-for-sale financial assets	2	3,289	—	3,261	Note 4
		SCOR SE EUR7.876972 (POST CONSOLIDATION)	—	Available-for-sale financial assets	10	7,831	—	7,083	Note 4
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	5	3,675	—	4,019	Note 4
		SES FDR FDR EACH REP 1 ‘A’ NPV	—	Available-for-sale financial assets	10	6,393	—	6,422	Note 4
		SHISEIDO CO LTD ORD	—	Available-for-sale financial assets	4	2,692	—	3,226	Note 4
		SOLVAY SA NPV NPV	—	Available-for-sale financial assets	2	6,257	—	5,941	Note 4
		SOLVAY SA NPV NPV	—	Available-for-sale financial assets	—	1,499	—	1,363	Note 4
		STANDARD CHARTERED PLC ORD USD0.50	—	Available-for-sale financial assets	5	5,491	—	5,621	Note 4
		STATE STR CORP COM	—	Available-for-sale financial assets	3	5,934	—	6,166	Note 4
		SUMITOMO ELECTRIC INDS ORD	—	Available-for-sale financial assets	8	3,799	—	3,206	Note 4
		T&D HOLDINGS INC NPV	—	Available-for-sale financial assets	2	3,230	—	3,195	Note 4
		TAISHO PHARMACEUTICAL CO LTD	—	Available-for-sale financial assets	5	3,155	—	3,025	Note 4
		TAKEDA PHARMACEUTICAL NPV SHS	—	Available-for-sale financial assets	2	3,130	—	2,596	Note 4
		TELEFONICA SA EUR1	—	Available-for-sale financial assets	8	6,290	—	6,570	Note 4
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,136	—	4,138	Note 4
		TESCO PLC GBP0.05	—	Available-for-sale financial assets	17	4,400	—	3,959	Note 4
		TEXTRON INC COM USD0.125	—	Available-for-sale financial assets	3	5,589	—	4,845	Note 4
		THERMO FISHER SCIENTIFIC INC COM USD1	—	Available-for-sale financial assets	3	5,257	—	5,660	Note 4
		TOKAI RIKA CO LTD NPV	—	Available-for-sale financial assets	4	3,457	—	2,870	Note 4
		TOTAL SA EUR2.5	—	Available-for-sale financial assets	3	7,947	—	7,157	Note 4
		TOYOTA MTR COM	—	Available-for-sale financial assets	2	3,027	—	2,586	Note 4
		TULLOW OIL PLC ORD GBP0.10	—	Available-for-sale financial assets	12	4,181	—	4,786	Note 4
		UNION FENOSA, S.A.	—	Available-for-sale financial assets	4	7,541	—	7,404	Note 4
		UNITED UTILITIES PLC ORD GBP1	—	Available-for-sale financial assets	10	4,202	—	4,044	Note 4
		VEDANTA RESOURCES PLC ORD USD0.10	—	Available-for-sale financial assets	4	3,901	—	4,765	Note 4
		VINCI EUR2.50 (POST SUBDIVISION)	—	Available-for-sale financial assets	4	6,354	—	8,250	Note 4
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	58	5,789	—	5,266	Note 4
		WEST JAPAN RAILWAY CO	—	Available-for-sale financial assets	—	3,415	—	2,949	Note 4
		WHITBREAD PLC ORD GBP0.76797385	—	Available-for-sale financial assets	5	5,117	—	3,632	Note 4
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	2	2,483	—	3,940	Note 4
		YAMAHA CORPORATION	—	Available-for-sale financial assets	6	3,921	—	3,208	Note 4
		Beneficiary certificates (mutual fund)
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	125,000	Note 3
		Cathay No. 2 REIT	—	Available-for-sale financial assets	2,288	22,880	—	24,939	Note 3
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	90,000	Note 3
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	1,564	39,100	—	39,882	Note 3
		PCA Well Pool Fund	—	Available-for-sale financial assets	78,403	1,000,000	—	1,001,929	Note 3
		IBT Ta Chong Bond Fund	—	Available-for-sale financial assets	75,393	1,000,000	—	1,002,149	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	35,148	$500,000	—	$500,907	Note 3
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	85,334	1,000,000	—	1,001,792	Note 3
		Polaris De-Li Fund	—	Available-for-sale financial assets	65,222	1,000,000	—	1,002,094	Note 3
		Polaris Global Reits Fund	—	Available-for-sale financial assets	10,018	125,084	—	103,485	Note 3
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	3,581	50,000	—	49,643	Note 3
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	21,051	275,000	—	292,668	Note 3
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	255,405	Note 3
		Capital Strategic Balance Fund	—	Available-for-sale financial assets	7,867	100,000	—	90,310	Note 3
		Capital Value Balance Fund	—	Available-for-sale financial assets	11,285	200,000	—	192,845	Note 3
		Grand Cathay Balanced Fund	—	Available-for-sale financial assets	4,400	100,000	—	96,351	Note 3
		ING Global Balanced Portfolio	—	Available-for-sale financial assets	8,569	100,000	—	96,915	Note 3
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	95,014	Note 3
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	83,773	Note 3
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	10,906	150,000	—	133,922	Note 3
		Prudential Financial Balanced Fund	—	Available-for-sale financial assets	2,412	50,000	—	48,842	Note 3
		Yuan Ta Duo Fu	—	Available-for-sale financial assets	966	50,000	—	35,739	Note 3
		Yuan Ta Duo Duo	—	Available-for-sale financial assets	1,809	50,000	—	33,285	Note 3
		Yuan Ta New-Mainstream	—	Available-for-sale financial assets	1,995	50,000	—	34,517	Note 3
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	331,005	Note 3
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	201,724	Note 3
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	171,012	Note 3
		AIG Flagship Global Growth Fund of Funds	—	Available-for-sale financial assets	14,878	227,612	—	192,970	Note 3
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	125,522	Note 3
		ING Global Dynamic Portfolio	—	Available-for-sale financial assets	8,104	100,000	—	86,224	Note 3
		Prudential Financial Global Selection Fund	—	Available-for-sale financial assets	3,296	50,000	—	41,463	Note 3
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	13,572	150,000	—	149,722	Note 3
		Jih Sun Mortgage Backed Securities Fund	—	Available-for-sale financial assets	20,305	200,000	—	190,003	Note 3
		Jih Sun Navigation No. 1 Fund	—	Available-for-sale financial assets	5,000	50,050	—	49,750	Note 3
		Fuh-Hwa Total Return Fund	—	Available-for-sale financial assets	9,872	100,000	—	102,764	Note 3
		Fuh-Hwa Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	11,174	Note 3
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	846,000	Note 3
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	919,000	Note 3
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	902,000	Note 3
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	1,000,000	—	922,000	Note 3
		MFS Meridian Emerging Markets Debt Fund	—	Available-for-sale financial assets	858	532,846	—	551,961	Note 3
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	995	389,718	—	328,889	Note 3
		JPMorgan Lux Funds - Emerging Markets Bond Fund	—	Available-for-sale financial assets	21	199,638	—	184,934	Note 3
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	121,909	Note 3
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,203	549,572	—	539,819	Note 3
		Permal Fixed Income Holdings N.V.	—	Available-for-sale financial assets	7	264,095	—	246,950	Note 3
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	8	114,448	—	139,261	Note 3
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	1,402	549,027	—	571,984	Note 3
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	102	577,813	—	571,463	Note 3
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	508,112	Note 3
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	290,648	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	$262,293	—	$234,454	Note 3
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	140,307	Note 3
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	137,159	Note 3
		JPMorgan Funds - Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	146,224	Note 3
		MFS Meridian Funds -Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	118,520	Note 3
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	192	162,900	—	134,153	Note 3
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13	162,990	—	143,058	Note 3
		GAM Diversity-USD Open	—	Available-for-sale financial assets	10	262,293	—	234,546	Note 3
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	860	549,185	—	541,830	Note 3
		Fidelity Fds World	—	Available-for-sale financial assets	386	224,865	—	193,507	Note 3
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	303	273,765	—	241,570	Note 3
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	158,524	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	170,342	Note 3
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	—	Available-for-sale financial assets	—	576,763	—	608,624	Note 3
		China Development Industrial B	—	Held-to-maturity financial assets	—	99,078	—	99,078	Note 6
		First Commercial Bank 1st Subordinated Financial Bonds in 2001	—	Held-to-maturity financial assets	—	500,000	—	500,000	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 6
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		Mege Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 6
		Mega Financial Holding Unsecured Corporate Bonds A, 2nd issue, 2007	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Cathay United Bank Cash Flow Balance Sheet CLO 2007-1 Special Purpose Trust Beneficiary Certificate Class A	—	Held-to-maturity financial assets	—	70,667	—	70,667	Note 6
1	Senao International Co., Ltd.	Gallop No. 1 REIT	—	Available-for-sale financial assets	168	1,680	—	1,512	Note 3
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,355	50,000	—	50,000	Note 3
		Taishin Lucky Fund	—	Available-for-sale financial assets	19,110	200,000	—	200,000	Note 3
		Upamc James Bond Fund	—	Available-for-sale financial assets	6,354	100,000	—	100,000	Note 3
		Senao Networks, Inc.	Equity-accounted investee	Investments accounted for using equity method	14,721	290,709	47	290,709	Note 7
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	12,623	Note 1
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,943	100	1,943	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	1,164	100	1,164	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	6,167	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
		eASPNet Inc.	—	Financial assets carried at cost	1,000		$—	2		$—	Note 1
		Truswell Pegasus Fund	—	Available-for-sale financial assets	6		95	—		81	Note 3
3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	500	(US$	15,392 506)	100	(US$	5,392 506)	Note 1
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233		15,000	—		14,357	Note 3
		SKIT ECB Balanced Fund	—	Available-for-sale financial assets	1,000		10,000	—		9,929	Note 3
		Mega Diamond Bond	—	Available-for-sale financial assets	4,405		50,004	—		51,713	Note 3
		Polaris De-Bao Fund	—	Available-for-sale financial assets	920		10,078	—		10,410	Note 3
		JS Small Cap	—	Available-for-sale financial assets	852		15,082	—		9,852	Note 3
		Sinopac Pilot	—	Available-for-sale financial assets	791		20,000	—		13,897	Note 3
		Cathy Global Money Market Fund	—	Available-for-sale financial assets	485		5,000	—		5,034	Note 3
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418		15,000	—		8,958	Note 3
		Grand Cathy Balance 2 Fund	—	Available-for-sale financial assets	474		10,000	—		9,440	Note 3
		Grand Cathy Twin-core Global Integration Fund	—	Available-for-sale financial assets	5,178		52,570	—		53,122	Note 3
		SKIT Strategy balanced Fund Series 2	—	Available-for-sale financial assets	2,000		20,000	—		18,543	Note 3
		Grand Cathy Balanced Fund	—	Available-for-sale financial assets	1,896		40,359	—		41,516	Note 3
		BSI-MVLTINVEST-SWISS STOCKS	—	Available-for-sale financial assets	2		9,871	—		14,099	Note 3
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	(US$	15,392 506)	100	(US$	5,392 506)	Note 1
5	Chunghwa Telecom Global Inc.	Barits Securities	—	Available-for-sale financial assets	16,223		190	—		199	Note 4
6	Spring House Entertainment Inc.	Spring House Entertainment Inc. (B.V.I.)	Subsidiary	Investments accounted for using equity method	250		886	100		886	Note 1
		A-Kuei Publishing Co., Ltd.	Subsidiary	Investments accounted for using equity method	100		174	50		174	Note 1
		The Rsit Enhanced Bond Fund	—	Available-for-sale financial assets	1,782		20,000	13		20,000	Note 3
7	Spring House Entertainment Inc. (B.V.I.)	Spring House Entertainment Inc. (Japan)	Subsidiary	Investments accounted for using equity method	—		10	51		10	Note 1

Note 1: The net asset values of investees were based on unreviewed financial statements.

Note 2: New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.

Note 3: The net asset values of beneficiary certification (mutual fund) were base on the net asset values on March 31, 2008.

Note 4: Market value was based on the closing price of March 31, 2008.

Note 5: Showing at their original carrying amounts without the adjustments of fair values.

Note 6: The net asset values of investees were based on amortized cost.

Note 7: The net asset values of investees was based on reviewed financial statements.(Concluded)

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Light Era Development Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	$—	T300,000	$3,000,000	—	$—	$—	$—	300,000	$2,995,448 (Note 2)
		Industrial Bank of Taiwan II Venture Capital Co., Ltd.	Financial assets carried at cost	—	—	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	5,800	119,781	—	—	5,800	126,499	119,781	6,718	—	—
		Beneficiary certificates (mutual fund)
		AIG Flagship Global Growth Fund of Funds	Available-for-sale financial assets	—	—	22,878	350,000	—	—	8,000	102,960	122,388	(19,428)	14,878	227,612
		Fuh-Hwa Home Run Fund	Available-for-sale financial assets	—	—	9,977	100,000	—	—	9,977	103,868	100,000	3,868	—	—
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	47,979	559,554	—	—	47,979	522,195	559,554	(37,359)	—	—
		SKIT Fortune Balanced Fund	Available-for-sale financial assets	—	—	6,097	100,000	—	—	6,097	80,581	100,000	(19,419)	—	—
		HSBC Global Fund of Bond Funds	Available-for-sale financial assets	—	—	—	—	13,572	150,000	—	—	—	—	13,572	150,000
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	—	—	78,403	1,000,000	—	—	—	—	78,403	1,000,000
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	75,393	1,000,000	—	—	—	—	75,393	1,000,000
		Yuan Ta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	—	—	35,148	500,000	—	—	—	—	35,148	500,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	85,334	1,000,000	—	—	—	—	85,334	1,000,000
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	—	—	65,222	1,000,000	—	—	—	—	65,222	1,000,000
		USD Special Bond Fund	Available-for-sale financial assets	—	—	25	353,540	—	—	25	344,621	353,540	(8,919)	—	—
1	Senao International Co., Ltd.	Beneficiary certificates (mutual fund)
		Taishin Lucky Fund	Available-for-sale financial assets	—	—	—	—	23,894	250,000	4,784	50,064	50,000	64	19,110	200,000
		UPAMC James Bond Fund	Available-for-sale financial assets	—	—	—	—	15,913	250,000	9,559	150,162	150,000	162	6,354	100,000
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	18,846	250,000	18,846	250,355	250,000	355	—	—
		HSBC NTD Money Management Fund 2	Available-for-sale financial assets	—	—	—	—	17,473	250,000	17,473	250,320	250,000	320	—	—

Note 1: Showing at their original carrying amounts without the adjustments of fair values.

Note 2: The amount were less equity in losses of equity investees $4,552 thousand.

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Land and building	2008.01.03	$1,217,740	Paid	National Property Administration	None	National Property Administration	—	2008.03.13	$—	Decision by National Property Administration	For Chunghwa private use	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$609,801 (Note 3)	1	30 days	(Note 2)	(Note 2)	$156,628	2
				Purchase	1,635,051 (Note 4)	7	30-90 days	(Note 2)	(Note 2)	(662,131)	9
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Purchase	105,860	—	30 days	—	—	(79,194)	1
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,635,150 (Note 4)	27	30-90 days	(Note 2)	(Note 2)	1,073,775	59
				Purchase	600,814 (Note 3)	10	30 days	(Note 2)	(Note 2)	(156,628)	(9)

Note	1: Excluding payment and receipts on behalf of other.

Note	2: Transaction prices was determined in accordance with mutual agreements.

Note	3: The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note	4: The difference was because Chunghwa classified the amount as property, plant and equipment and operating expenses.

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$156,628	15.56	$—	—	$156,628	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,073,775	10.70	—	—	—	—
2	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	142,789	3.65	—	—	—	—

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2008				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					March 31, 2008		December 31, 2007		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Telecommunication facilities sales		$1,065,813		$1,065,813	71,074	31		$1,359,978		$305,718			$92,321		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services		3,000,000		—	300,000	100		2,995,448		(4,552)			(4,552)		Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment		980,000		980,000	98,000	49		949,253		(51,182)			(25,079)		Equity-accounted investee
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services		838,506		838,506	60,000	100		830,403		6,162			(5,920)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment		164,000		164,000	1,760	40		594,782		(98,547)			(31,296)		Equity-accounted investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service		482,165		482,165	37,942	69		425,998		2,470			2,245		Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International telecommunications internet transfer and pronunciation services		70,429		70,429	6,000	100		68,391		(1,428)			(1,428)		Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of software, electronic information, and advertisement services		67,025		67,025	4,438	30		71,223		4,376			1,313		Equity-accounted investee
		ELTA Technology Co., Ltd.	Taipei	Professional on-line and mobile value-added content aggregative services		44,223		44,223	3,886	32		42,800		3,140			(2,198)		Equity-accounted investee
		King Way Technology Co., Ltd.	Taipei	Publishing, information process and software services		71,770		—	1,002	33		71,452		1,839			(318)		Equity-accounted investee
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services		150,000		150,000	15,000	100		64,108		32,852			32,852		Subsidiary
		Spring House Entertainment Inc.	Taipei	Network content manufacture broadcasts and information software		62,209		22,409	5,996	56		40,262		2,896			1,603		Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services		11,430		11,430	4,590	100		15,538		1,098			1,098		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)		— (Note 3)	—	100		— (Note 3)		—			— (Note 3)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)		— (Note 3)	—	100		— (Note 3)		—			— (Note 3)		Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales		206,190		206,190	14,721	47		290,709		21,045			10,032		Equity-accounted investee
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Network communication and engine room hiring		2,000		2,000	200	100		1,943		(25)			(5)		Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and internet service		1,678		1,678	400	100		1,164		—			—		Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	(US$	16,179 500)	(US$	6,489 200)	500	100	(US$	15,392 506)	(US$	(271 (9	) ))	(US$	(271 (9	) ))	Subsidiary
4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	16,179 500)	(US$	6,489 200)	500	100	(US$	15,392 506)	(US$	(271 (9	) ))	(US$	(271 (9	) ))	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2008			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					March 31, 2008	December 31, 2007	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
6	Spring House Entertainment Inc.	Spring House Entertainment Inc. (B.V.I.)	British Virgin Islands	Investment	$946	$946	250	100	$886	$—	$—	Subsidiary
		A-Kuei Publishing Co., Ltd.	Taipei	Business of books	185	185	100	50	174	(21)	(11)	Subsidiary
7	Spring House Entertainment Inc. (B.V.I.)	Spring House Entertainment Inc. (Japan)	Japan	Animation design	10	10	—	51	10	—	—	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except equity in net income of Senao International Co., Ltd. and Senao Networks, Inc.

Note 2:	The equity in net income (loss) of investees was included amortization between the investment cost and net value and unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.

(Concluded)

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2008		Investment Flows			Accumulated Outflow of Investment from Taiwan as of March 31, 2008		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)			Carrying Value as of March 31, 2008		Accumulated Inward Remittance of Earnings as of March 31, 2008
							Outflow		Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	16,179 500)	Note 1	$ (US$	6,489 200)	$ (US$	9,690 300)	$—	$ (US$	16,179 500)	100%	$ (US$	(271 (9	) ) )	$ ( US$	15,392 506)	$—

Accumulated Investment in Mainland China as of March 31, 2008	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
$16,179 (US$500)	$16,179 (US$500)	$266,890 (Note 3)

Note	1: Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.

Note	2: Recognition of investment gains (losses) was calculated based on the investees’ unreviewed financial statements.

Note	3: The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2008 and 2007 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of March 31, 2008 and 2007, and the related consolidated statements of income and cash flows for the three months then ended, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As stated in Note 2 to the consolidated financial statements, the financial statements as of and for the three months ended March 31,2008 and 2007 of certain subsidiaries have not been reviewed. The total assets of these subsidiaries were 1.11% (NT$5,204,421 thousand) and 0.11% (NT$526,631 thousand), and the total liabilities of these subsidiaries were 1.50% (NT$931,143 thousand) and 0.79% (NT$436,223 thousand), of the related consolidated amounts as of March 31, 2008 and 2007, respectively. The total revenues of these subsidiaries were 0.74% (NT$379,570 thousand) and 0.28% (NT$125,492 thousand) of the related consolidated revenues for the three months ended March 31, 2008 and 2007, respectively and their net loss was NT$153,036 thousand NT$7,250 thousand for the three months ended March 31, 2008 and 2007, respectively. As stated in Note 12 to the consolidated financial statements, the financial statements as of and for the three months ended March 31, 2008 and 2007 of certain equity method investees have not been reviewed. The aggregate carrying values of these equity method investees were NT$1,729,510 thousand and NT$2,678,592 thousand as of March 31, 2008 and 2007, respectively, and the equity in earning (loss) were NT$(57,579) thousand and NT$15,670 thousand for the three months then ended.

Based on our reviews, except for the matters described in the preceding paragraph been based on the investees’ unreviewed financial statements, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the consolidated financial statements, on January 1, 2008, the Company adopted Interpretation 2007-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.

April 19, 2008

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2008 AND 2007

(In Thousands of New Taiwan Dollars, Except Par Value)

(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$75,877,609	16	$79,076,745	17
Financial assets at fair value through profit or loss (Notes 2 and 5)	418,169	—	87,123	—
Available-for-sale financial assets (Notes 2 and 6)	20,361,594	5	8,234,636	2
Held-to-maturity financial assets (Notes 2 and 7)	653,460	—	—	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,319,213 in 2008 and $3,537,727 in 2007 (Notes 2 and 8)	10,443,078	2	10,802,626	2
Receivables from related parties (Note 27)	8,470	—	67,870	—
Other current monetary assets (Notes 2, 5, 9 and 30)	5,990,518	2	5,762,924	1
Inventories, net (Notes 2 and 10)	4,804,476	1	2,624,788	1
Deferred income taxes (Note 2 and 24)	989,500	—	21,947	—
Restricted assets (Note 28)	2,865	—	1,525	—
Other current assets (Note 11)	4,678,800	1	3,892,318	1

Total current assets	124,228,539	27	110,572,502	24

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	2,020,219	—	2,678,592	1
Financial assets carried at cost (Notes 2 and 13)	2,276,498	1	1,944,730	—
Held-to-maturity financial assets (Notes 2 and 7)	766,285	—	—	—
Other monetary assets (Notes 14 and 29)	1,030,000	—	2,000,000	—

Total long-term investment	6,093,002	1	6,623,322	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 27 and 28)
Cost
Land	102,730,005	22	100,929,302	22
Land improvements	1,475,644	—	1,477,705	—
Buildings	62,743,257	13	59,069,045	13
Computer equipment	15,594,012	3	15,851,353	3
Telecommunications equipment	640,825,227	137	632,256,130	135
Transportation equipment	2,776,104	1	3,283,904	1
Miscellaneous equipment	7,665,316	2	8,107,151	2

Total cost	833,809,565	178	820,974,590	176
Revaluation increment on land	5,822,981	1	5,824,220	1

	839,632,546	179	826,798,810	177
Less: Accumulated depreciation	529,049,213	113	511,535,460	110

	310,583,333	66	315,263,350	67
Construction in progress and advances related to acquisitions of equipment	15,438,382	3	22,317,677	5

Property, plant and equipment, net	326,021,715	69	337,581,027	72

INTANGIBLE ASSETS (Note 2)
3G concession	8,047,544	2	8,796,153	2
Goodwill	226,257	—	72,411	—
Others	478,011	—	195,577	—

Total intangible assets	8,751,812	2	9,064,141	2

OTHER ASSETS
Leased assets (Note 28)	346,548	—	—	—
Idle assets (Note 2)	964,164	—	969,870	—
Refundable deposits	1,385,314	—	1,472,172	1
Deferred income taxes (Notes 2 and 24)	1,387,809	1	720,115	—
Others	581,860	—	323,931	—

Total other assets	4,665,695	1	3,486,088	1

TOTAL	$469,760,763	100	$467,327,080	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$75,000	—	$213,000	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	3,098,920	1	34,415	—
Trade notes and accounts payable	8,250,416	2	7,190,406	2
Payables to related parties (Note 27)	125,313	—	2,055,690	—
Income tax payable (Note 2 and 24)	11,471,350	2	11,888,153	3
Accrued expenses (Note 17)	11,580,113	2	10,740,790	2
Current portion of long-term loans (Note 19)	20,000	—	16,667	—
Other current liabilities (Notes 2, 18 and 30)	14,224,619	3	12,740,881	3

Total current liabilities	48,845,731	10	44,880,002	10

NONCURRENT LIABILITY
Long-term loan (Note 19)	37,840	—	—	—
Deferred income	1,608,903	—	1,058,968	—

Total noncurrent liabilities	1,646,743	—	1,058,968	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Note 2 and 26)	4,521,193	1	1,915,116	1
Customers’ deposits	6,312,104	2	6,499,908	1
Other	482,084	—	503,934	—

Total other liabilities	11,315,381	3	8,918,958	2

Total liabilities	61,902,841	13	54,952,914	12

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 15, 20 and 22)
Capital stock - $10 par value;
Authorized: 12,000,000 thousand shares		—		—
Issued: 9,557,777 thousand shares in 2008 and 9,667,845 thousand shares in 2007	95,577,769	20	96,678,451	21

Preferred stock $10 par value	—	—	—	—

Additional paid-in capital:
Capital surplus	198,308,651	42	210,260,235	45
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	3	—	3,465	—

Total additional paid-in capital	198,321,824	42	210,276,870	45

Retained earnings:
Legal reserve	48,036,210	10	44,037,765	9
Special reserve	2,678,723	1	2,680,184	1
Unappropriated earnings	55,291,784	12	52,068,006	11

Total retained earnings	106,006,717	23	98,785,955	21

Other adjustments
Cumulative translation adjustments	(8,015)	—	(3,304)	—
Unrecognized net loss of pension	(88)	—	—	—
Unrealized gain (loss) on financial instruments	(877,566)	—	721,348	—
Unrealized revaluation increment	5,823,200	1	5,824,438	1

Total other adjustments	4,937,531	1	6,542,482	1

Total equity attributable to stockholders of the parent	404,843,841	86	412,283,758	88

MINORITY INTEREST IN SUBSIDIARIES	3,014,081	1	90,408	—

Total stockholders’ equity	407,857,922	87	412,374,166	88

TOTAL	$469,760,763	100	$467,327,080	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 19, 2008)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
NET REVENUES (Note 27)	$50,957,027	100	$45,443,427	100
OPERATING COSTS (Note 27)	28,181,713	55	22,860,015	50

GROSS PROFIT	22,775,314	45	22,583,412	50

OPERATING EXPENSES (Note 27)
Marketing	4,734,102	9	6,026,177	13
General and administrative	888,775	2	741,057	2
Research and development	729,244	2	786,283	2

Total operating expenses	6,352,121	13	7,553,517	17

INCOME FROM OPERATIONS	16,423,193	32	15,029,895	33

NON-OPERATING INCOME AND GAINS
Gain on disposal of financial instruments, net	497,671	1	45,524	—
Interest income	384,730	1	305,656	1
Equity in earnings of equity investees, net	—	—	15,670	—
Other	88,848	—	116,160	—

Total non-operating income and gains	971,249	2	483,010	1

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net	2,181,698	4	13,208	—
Foreign exchange loss, net	708,614	2	16,857	—
Equity in losses of equity investees, net	47,547	—	—	—
Loss on disposal of property, plant and equipment	19,971	—	7,238	—
Interest expenses	1,620	—	1,726	—
Other	23,286	—	103,931	—

Total non-operating expenses and losses	2,982,736	6	142,960	—

INCOME BEFORE INCOME TAX	14,411,706	28	15,369,945	34
INCOME TAX EXPENSE (Notes 2 and 24)	3,481,368	7	3,285,648	7

CONSOLIDATED NET INCOME	$10,930,338	21	$12,084,297	27

ATTRIBUTED TO
Stockholders of the parent	$10,716,108	21	$12,091,547	27
Minority interests	214,230	—	(7,250)	—

	$10,930,338	21	$12,084,297	27

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2008		2007
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 25)
Basic earnings per share	$1.47	$1.12	$1.45	$1.14

Diluted earnings per share	$1.47	$1.12

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 19, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$10,930,338	$12,084,297
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	195,589	165,024
Depreciation and amortization	9,717,307	10,009,113
Amortization of discount of financial assets	(594)	—
Loss on sale of financial instruments, net	(497,671)	(45,524)
Valuation loss on financial instruments, net	2,181,698	13,208
Valuation (recovery of) loss on inventory	(4,534)	30
Loss on disposal of property, plant and equipment, net	19,604	1,477
Loss on disposal of leased assets	9	—
Equity in loses (earnings) of equity investees	47,547	(15,670)
Deferred income taxes	(869,105)	(128,313)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	266,216	(29,905)
Trade notes and accounts receivable	918,098	1,619,072
Receivables from related parties	84,901	(23,871)
Other current monetary assets	1,209,600	202,254
Inventories	(681,371)	(970,584)
Other current assets	(3,290,008)	(2,871,984)
Increase (decrease) in:
Trade notes and accounts payable	(2,822,370)	(1,284,241)
Payables to related parties	(169,057)	1,152,674
Income tax payable	4,213,402	3,360,613
Accrued expenses	(3,932,787)	(8,209,192)
Other current liabilities	369,940	(225,432)
Deferred income	103,753	103,108
Accrued pension liabilities	595,503	651,693

Net cash provided by operating activities	18,586,008	15,557,847

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(5,795,000)	(1,730,312)
Proceeds from disposal of available-for-sale financial assets	2,448,852	670,458
Acquisition of held-to-maturity financial assets	(300,000)	—
Proceeds from disposal of held-to-maturity financial assets	30,298	—
Acquisition of investments accounted for using equity method	(71,770)	(1,065,813)
Acquisition of financial assets carried at cost	(200,000)	—
Proceeds from disposal of financial assets carried at cost	354,933	—
Acquisition of other monetary assets	(30,000)	—
Acquisitions of property, plant and equipment	(5,457,675)	(4,644,918)
Proceeds from disposal of property, plant and equipment	2,053	10,691

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2008	2007
Increase in intangible assets	$(30,941)	$(19,506)
Decrease (increase) in other assets	(68,193)	55,201

Net cash used in investing activities	(9,117,443)	(6,724,199)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	33,240	87,000
Repayment of long-term loans	(11,520)	(306,250)
Decrease in customers’ deposits	(55,608)	(154,253)
Decrease in other liabilities	(250,739)	(56,374)
Decrease in due to stockholders for capital reduction	(9,557,777)	—
Proceeds from exercise of employee stock option	8,887	—

Net cash used in financing activities	(9,833,517)	(429,877)

EFFECT OF EXCHANGE RATE CHANGES	(3,632)	—

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	13,192	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(355,392)	8,403,771
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	76,233,001	70,672,974

CASH AND CASH EQUIVALENTS, END OF PERIOD	$75,877,609	$79,076,745

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$1,654	$1,726

Income tax paid	$138,405	$53,349

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 19, 2008)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, Chunghwa was announced as a market dominator by the MOTC; therefore Chunghwa is subject to the applicable telecommunications regulations for market dominators of the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of Chunghwa by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of Chunghwa on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in Telecommunication facilities sales. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining four out of seven seats of the board of directors of SENAO on April 12, 2007.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet date center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information aggregative services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information aggregative services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE was an equity method investee before Chunghwa obtained control interest over it. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. Chunghwa acquired over 50% shares of SHE in January 2008.

Spring House Entertainment Inc. (B.V.I.) (“SHE (B.V.I.)”), a subsidiary of SHE, was incorporated in 2000 SHE (B.V.I.) engages mainly in investment business.

Spring House Entertainment Inc. (Japan) (“SHE (Japan)”), a subsidiary of SHE (B.V.I.), was incorporated in 2001. SHE (Japan) engages mainly in animation design and toy imports and exports.

A-Kuei Publishing Co., Ltd. (“AKP”), a subsidiary of SHE, was incorporated in 2001, engages mainly in publishing books and talking book.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in 2008. LED engages mainly in development of property for rent and sale.

The Company has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

As of March 31, 2008 and 2007, Chunghwa and its subsidiaries (collectively, “the Company”) had 26,666 and 26,062 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between the Company and its subsidiaries as of March 31, 2008:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of Chunghwa, and the accounts of investees in which Chunghwa’s ownership percentage is less than 50% but over which Chunghwa has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the three months ended March 31, 2008 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, SHE (B.V.I.), SHE (Japan), AKP, LED, New Prospect and Prime Asia. The consolidated financial statements for the three months ended March 31, 2007 include the accounts of Chunghwa, CIYP, CHIEF, Unigate, CHIEF (HK), New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at using historical exchange rates and income statement accounts are translated into New Taiwan dollars at using average exchange rates during the year.

The financial statements as of and for the three months ended March 31, 2008 and 2007 of the following subsidiaries were based on unreviewed financial statements: CIYP, CHIEF, Unigate, CHIEF (HK), CHSI, Concord, GNSS (Shanghai), GHTG, DHT, SHE, SHE (B.V.I.), SHE (Japan), APK, LED, New Prospect and Prime Asia, as of and for the three months ended March 31, 2008; CIYP, CHIEF, Unigate, CHIEF (HK), New Prospect and Prime Asia, as of and for the three months ended March 31, 2007. The total assets of the above subsidiaries were 1.11% (NT$5,204,421 thousand) and 0.11% (NT$526,631 thousand), and the total liabilities of the above subsidiaries were 1.50% (NT$931,143 thousand) and 0.79% (NT$436,223 thousand), of the related consolidated amounts as of March 31, 2008 and 2007, respectively. The subsidiaries’ total revenues were 0.74% (NT$379,570 thousand) and 0.28% (NT$125,492 thousand), respectively, of the related consolidated amounts for the three months ended March 31, 2008 and 2007 and their net loss was NT$153,036 thousand and NT$7,250 thousand for the three months ended March 31, 2008 and 2007, respectively.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

For LED engages mainly in development of property for sale, which has an operating cycle of over one year, the length of the operating cycle is the basis for classifying construction assets and liabilities as current or noncurrent.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losts control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sales of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Sales prices are determined using fair value taking into account related sales discounts and quantity discounts agreed to by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for using Equity Method

Investments in companies where in the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company does not have substantial control over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from the Company to equity method investees are eliminated if the Company has substantial control over these equity investees. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards, the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortize and instead shall be tested for impairment annually. When an indication of impairment is identified, the goodwill shall be tested for impairment as well.

If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be allocated as pro rata reduction of noncurrent assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing the aforementioned items, the remaining excess shall be recognized as an extraordinary gain.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values that cannot be reliably measured are measured at their original cost, such as non-publicly traded stocks. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss.

If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 6 to 10 years; telecommunication equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

3G Concession is amortized upon the MOTC granted the license of using the straight-line method over the shorter of the legal useful life or estimated useful life. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

Effective January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Reversal of a previously recognized impairment loss on goodwill is prohibited.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations. For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stocks as well as the capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient for debiting purposes, the difference is charged to retained earnings.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are in accordance with under SFAS No. 39, “Accounting for Share-based Payment.”

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method, under which compensation cost was recognized on a straight-line basis over the vesting period. According to the Interpretation 96-330 issued by ARDF in December 2007, the compensation cost remains the same if the revised plan meets both criteria in the aforementioned interpretation. If the revised plan does not meet both criteria stated in the interpretation, the revised plan would replace the original plan and the Company would calculate the incremental compensation cost using intrinsic value method and amortize over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

Hedged items are recognized as follows:

a.	The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	The gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be currently recognized in earnings.

Reclassifications

Certain accounts in the financial statements as of and for the three months ended March 31, 2007 have been reclassified to conform to the presentation of the financial statements as of and for the three months ended March 31, 2008.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. These bonuses were previously recorded as appropriations from earnings. The adoption of this interpretation resulted in a decrease of NT$282,233 thousand in consolidated net income which was attributed to shareholders of the parent and a decrease in basic earnings per share (after income tax) of NT$0.03 for the three months ended March 31, 2008.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2008	2007
Cash
Cash on hand	$121,407	$246,050
Bank deposits	17,412,013	6,785,489
Negotiable certificate of deposit, annual yield rate - ranging from 1.63%-4.544% and 1.65%-5.383% for the three months ended March 31, 2008 and 2007, respectively.	37,347,144	33,520,010

	54,880,564	40,551,549
Cash equivalents
Commercial paper, annual yield rate - ranging from 1.92%-2.03% and 1.66%-5.343% for the three months ended March 31, 2008 and 2007, respectively.	20,997,045	38,525,196

	$75,877,609	$79,076,745

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2008	2007
Current
Derivatives - financial assets
Forward exchange contracts	$331,695	$619
Index future contracts	86,474	86,504

	$418,169	$87,123

Derivatives - financial liabilities
Currency option contracts	$3,075,125	$—
Forward exchange contracts	14,324	10,349
Index future contracts	9,471	24,066

	$3,098,920	$34,415

Chunghwa entered into investment management agreements with a well-known financial institution (fund managers) to manage its investment portfolios in 2006. As of March 31, 2008, Chunghwa’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included derivative instruments, listed stocks and mutual funds.

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading.

Outstanding forward exchange contracts on March 31, 2008 and 2007 were as follows:

	Currency	Maturity Period	Contract Amount (in Thousands)
March 31, 2008

Sell	EUR/USD	2008.05	EUR	17,800
	GBP/USD	2008.05	GBP	2,070
	JPY/USD	2008.05	JPY	444,000
	USD/NTD	2008.04-06	USD	320,000
Buy	NTD/USD	2008.04	NTD	279,695

March 31, 2007

Sell	JPY/USD	2007.04	JPY	562,300
	EUR/USD	2007.04	EUR	7,500
	GBP/USD	2007.04	GBP	2,450
	USD/EUR	2007.04	USD	267
	USD/JPY	2007.04	USD	147

Outstanding index future contracts on March 31, 2008 and 2007 were as follows:

	Maturity Period	Units	Contract Amount (in Thousands)
March 31, 2008

AMSTERDAM IDX FUT	2008.04	13	EUR	1,088
CAC40 10 EURO FUT	2008.04	4	EUR	178
IBEX 35 INDEX FUTR	2008.04	7	EUR	893
MINI S&P/MIB FUT	2008.06	34	EUR	1,037
FTSE 100 IDX FUT	2008.06	17	GBP	936
TOPIX INDEX FUTURE	2008.06	24	JPY	290,400
S&P 500 FUTURE	2008.06	16	USD	5,260
S&P 500 EMINI FUTURE	2008.06	47	USD	3,090

March 31, 2007

AMSTERDAM IDX FUT	2007.04	9	EUR	883
CAC40 10 EURO FUT	2007.04	46	EUR	2,526
DAX INDEX FUTURE	2007.06	11	EUR	1,808
IBEX 35 INDX FUTR	2007.04	7	EUR	983
MINI S&P/MIB FUT	2007.06	24	EUR	957
FTSE 100 IDX FUT	2007.06	37	GBP	2,304
TOPIX INDEX FUTURE	2007.06	32	JPY	529,440
S&P 500 FUTURE	2007.06	23	USD	8,151
S&P 500 EMINI FUTURE	2007.06	13	USD	905

As of March 31, 2008 and 2007, the deposits paid for index future contracts were $86,474 thousand and $86,498 thousand, respectively.

In September 2007, the Company entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations are made biweekly starting from September 20, 2007 which are 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US$ at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, the Company is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to the Company determined using a base amount of US$2,000 thousand. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract will be terminated at that time.

In accordance with the terms of the contract, the Company deposited US$3,000 thousand with Goldman (included in “other current assets”) with annual yield rate of 8%. As of March 31, 2008, there are 247 outstanding valuation periods.

Net loss arising from financial assets and liabilities at fair value through profit or loss for the three months ended March 31, 2008 and 2007 were $1,893,141 thousand (including realized settlement gain of $258,494 thousand and valuation loss of $2,151,635 thousand; valuation loss included a total of $2,494,966 from foreign currency derivative contract with Goldman) and $11,472 thousand (including realized settlement gain of $1,736 thousand and valuation loss of $13,208 thousand), respectively.

6.	AVAILABLE-FOR-SALES FINANCIAL ASSETS

	March 31
	2008	2007
Open-end mutual funds	$19,323,499	$6,814,566
Foreign listed stocks	796,644	927,018
Real estate investment trust fund	241,451	189,500
Listed stocks	—	303,552

	$20,361,594	$8,234,636

7.	HELD-TO-MATURITY FINANCIAL ASSETS

March 31, 2008
Corporate bonds	$1,349,078
Collateralized loan obligation	70,667

1,419,745
Less: Current portion	653,460

$766,285

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2008	2007
Balance, beginning of period	$3,430,157	$3,550,086
Provision for doubtful accounts	194,207	164,758
Impact on acquisition of subsidiaries	983	—
Accounts receivable written off	(306,134)	(177,117)

Balance, end of period	$3,319,213	$3,537,727

9.	OTHER CURRENT MONETARY ASSETS

	March 31
	2008	2007
Tax refund receivable	$3,221,620	$3,221,136
Accrued custodial receipts from other carriers	596,452	695,899
Other	2,172,446	1,845,889

	$5,990,518	$5,762,924

10.	INVENTORIES, NET

	Three Months Ended March 31
	2008	2007
Supplies	$1,495,509	$1,754,707
Work in process	222,397	121,617
Merchandise	2,506,067	112,029
Materials in transit	640,692	637,830

	4,864,665	2,626,183
Less: Valuation allowance	60,189	1,395

	$4,804,476	$2,624,788

11.	OTHER CURRENT ASSETS

	March 31
	2008	2007
Prepaid expenses	$3,752,703	$2,760,428
Prepaid rents	654,759	618,630
Miscellaneous	271,338	513,260

	$4,678,800	$3,892,318

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2008		2007
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Listed
Senao International Co., Ltd. (“Senao”)	$—	—	$1,102,775	31

Non-listed
Chunghwa Investment (“CHI”)	949,253	49	981,494	49
Taiwan International Standard Electronics (“TISE”)	594,782	40	579,050	40
Senao Networks, Inc. (“SNI”)	290,709	47	—	—
King Way Technology Co., Ltd. (“KWT”)	71,452	33	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	71,223	30	—	—
ELTA Technology Co., Ltd. (“ELTA”)	42,800	32	—	—
Spring House Entertainment (“SHE”)	—	—	15,273	30

	2,020,219		1,575,817

	$2,020,219		$2,678,592

SENAO spun off the wireless communication operation and established Senao Networks, Inc., on October 1, 2006 according to the Business Mergers and Acquisitions Law.

The Company invested KingWay Technology Co., Ltd. (“KWT”) in January 2008, for purchasing price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

The Company invested Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of $67,025 thousand. SKYSOFT engages mainly in providing of music on-line, software, electronic information and advertisement services.

The Company invested in ELTA Technology Co., Ltd. in April and October 2007, for a purchase price of $27,455 thousand and $16,768 thousand, respectively. ELTA engages mainly in professional on-line and mobile value-added content aggregative services.

The equity in earnings (losses) of equity investees for the three months ended March 31, 2008 and 2007, which were $(47,547) thousand and $15,670 thousand, respectively, are based on unreviewed financial statements, except for SNI for the three months ended March 31, 2008.

The aggregate carrying values of the unreviewed equity-accounted investments were $1,729,510 thousand and $2,678,592 thousand as of March 31, 2008 and 2007, respectively. The net equity in earnings (losses) of such equity investees were ($57,579) thousand and $15,670 thousand for the three months ended March 31, 2008 and 2007, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2008		2007
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	—	—
Global Mobile Corp. (“GMC”)	127,018	11	—	—
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	49,500	12	71,500	12
Essence Technology Solution, Inc. (“ETS”)	20,000	9	—	—
N.T.U. Innovation Incubation (“NTUI”)	12,000	9	—	—
3 Link Information Service Co., Ltd. (“3 Link”)	3,450	10	3,450	10
Siemens Telecommunication Systems (“Siemens”)	—	—	5,250	15
eASPNet Taiwan Inc. (“eASPNet”)	—	2	—	2

	$2,276,498		$1,944,730

The Company invested IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II engages mainly in investment. IBT II completed its incorporation on February 13, 2008.

The Company invested GMC in December 2007, for a purchase price of $168,038 thousand. GMC engages mainly in of computer software wholesales and circuit engineering and wire communication services. The National Communications Commission (“NCC”) replied the Company with the Communication Letter (#0974102087) on April 1, 2008 to overrule the investment in GMC. The Company has disposed some stocks of GMC and will dispose the rest on a suitable time in the future.

After evaluating the investment in RPTI, the Company determined the investment in RPTI was impaired and recognized an impairment loss of $22,000 thousand for the year ended December 31, 2007.

The Company invested ETS in December 2007, for a purchase price of $20,000 thousand. ETS engages mainly in electronic facilities and equipments sales.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS- NONCURRENT

	March 31
	2008	2007
Piping Fund	$1,000,000	$1,000,000
Taiwan Goal Co., Ltd. (“TG”)	30,000	—
Fixed-Line Fund	—	1,000,000

	$1,030,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed-Line Fund managed by the Ministry of the Interior and a Piping Fund administered by the Taipei City Government. These funds were used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the parties using the infrastructure shall reimburse the money to the contributors. According to the communication letter (#0960004447) dated August 6, 2007, the Executive Yuan ratified that the Ministry of the Interior (the “Interior”) can dissolve the Fixed-Line Fund effective from January 1, 2008. In connection with the dissolution, the Interior disposed the assets and liabilities related to the Fixed-Line Fund during the final accounting of the fiscal year 2007. The Company received the full amount of its original contribution of $1,000,000 thousand on January 11, 2008.

CHSI invested Taiwan Goal Co., Ltd. (“TG”) in January 2008, for a purchase price of $30,000 thousand. TG engages mainly in import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the stockholders of TG resolved to dissolve TG at a special meeting; therefore, the Company reclassified from investments accounted for using equity method to other monetary assets- noncurrent.

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31
	2008	2007
Cost
Land	$102,730,005	$100,929,302
Land improvements	1,475,644	1,477,705
Buildings	62,743,257	59,069,045
Computer equipment	15,594,012	15,851,353
Telecommunications equipment	640,825,227	632,256,130
Transportation equipment	2,776,104	3,283,904
Miscellaneous equipment	7,665,316	8,107,151

Total cost	833,809,565	820,974,590
Revaluation increment on land	5,822,981	5,824,220

	839,632,546	826,798,810

Accumulated depreciation
Land improvements	857,843	821,712
Buildings	15,503,256	14,492,808
Computer equipment	11,583,463	11,785,296

(Continued)

	March 31
	2008	2007
Telecommunications equipment	$491,765,446	$474,342,677
Transportation equipment	2,611,758	3,191,417
Miscellaneous equipment	6,727,447	6,901,550

	529,049,213	511,535,460

Construction in progress and advances related to acquisition of equipment	15,438,382	22,317,677

Property, plant and equipment, net	$326,021,715	$337,581,027

(Concluded)

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of March 31, 2008, the unrealized revaluation increment was decreased to $5,823,200 thousand by disposal revaluation assets.

Depreciation on property, plant and equipment for the three months ended March 31, 2008 and 2007 amounted to $9,440,330 thousand and $9,770,907 thousand, respectively. Capitalized interest expense for the three months ended March 31, 2008 and 2007 amounted to $44 thousand and nil, capitalized rate were 2.85%-2.88% and nil, respectively.

16.	SHORT-TERM LOANS

	Three Months Ended March 31
	2008	2007
Unsecured loans - annual rate - 2.85%-2.93% and 2,72%-2.99% for the three months ended March 31, 2008 and 2007, respectively	$75,000	$213,000

17.	ACCRUED EXPENSES

	March 31
	2008	2007
Accrued salary and compensation	$6,415,186	$5,942,121
Accrued franchise fees	2,775,888	2,991,940
Other accrued expenses	2,389,039	1,806,729

	$11,580,113	$10,740,790

18.	OTHER CURRENT LIABILITIES

	March 31
	2008	2007
Advances from subscribers	$5,824,034	$4,669,516
Amounts collected in trust for others	2,390,190	2,803,736
Payables to equipment suppliers	1,500,899	1,535,217
Refundable customers’ deposits	937,671	951,639
Payables to constructors	781,358	425,943
Miscellaneous	2,790,467	2,354,830

	$14,224,619	$12,740,881

19.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	March 31
	2008	2007
Unsecured loans - annual rate - 1%-2.79% and 3.05% for the three months ended March 31, 2008 and 2007, respectively	$57,840	$16,667
Less: Current portion of long-term loans	20,000	16,667

	$37,840	$—

SENAO obtained an unsecured loan from Industrial Bank of Taiwan. Interest and principal amount are payable semiannually and the loan is due by May 4, 2008.

SHE applied for a loan from the Industrial Development Bureau, Ministry of Economic Affairs for research and development purpose and obtained an unsecured loan from Taiwan Business Bank. Interest is payable monthly and the principal is payable every three month from January 15, 2009 with a due date of April 15, 2013.

CHIEF obtained an unsecured loan from Chinatrust Commercial Bank. Interest and principal were payable monthly and the secured loan was repaid in November 2007.

20.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,557,776,912 shares, and 2 preferred shares (at $10 par value per share), which was approved by the board of directors to be issue on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on October 4, 2006. As of March 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of March 31, 2008, the outstanding ADSs were 211,622 thousand units, which equaled approximately 2,116,218 thousand common shares and represented 22.14% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares with par value within three years from the date of their issuance.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the three months ended March 31, 2008, the accrual amounts for bonus to employees and remuneration to directors and supervisors, representing 3.37% and 0.2% of net income was after deducting 10% legal reserve, were accrued based on past experiences.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2006 and 2005 earnings of Chunghwa have been approved and resolved by the stockholders on June 15, 2007 and May 30, 2006 as follows:

	Appropriation and Distribution		Dividend Per Share
	2006	2005	2006	2005
Legal reserve	$3,998,445	$4,765,288	$—	$—
Special reserve	1,461	—	—	—
Cash dividends	34,610,885	40,659,617	3.58	4.30
Stock dividends	—	1,891,145	—	0.20
Employee bonus - cash	1,256,619	230,057	—	—
Employee bonus - stock	—	230,057	—	—
Remuneration to board of directors and supervisors	35,904	15,337	—	—

The stockholders’ meeting held on June 15, 2007 also resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock.

The above proposals have had an effective registration with the Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (SFC). The board of directors resolved the ex-dividend date of aforementioned proposals as August 1, 2007.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in the Company by a cash distribution to its stockholders in order to improve the financial condition of the Company and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,667,845 thousand to common capital stock. Chunghwa obtained the approval letter from Financial Supervisory Commission, Executive Yuan which stated the effective registration date of capital reduction is October 17, 2007. Chunghwa decided October 19, 2007 and December 29, 2007 as the record date of capital reduction and stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by NT$9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of NT$9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110,068 thousand held by the Company and concurrently cancelled.

The appropriation of Chunghwa’s 2007 earnings has not been resolved by the board of directors as of April 19, 2008, the independent auditors’ report date. Information on the appropriation of 2007 earnings proposed by the board of directors and resolved by the stockholders is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on July 1, 1998, R.O.C. resident stockholders are allowed a tax credit for their proportionate share of the income tax paid by Chunghwa on earnings generated since January 1, 1998.

21.	SENAO’ SHARE-BASED COMPENSATION PLANS

SENAO	has several share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$17.4 (Original price $20.2)
2003.09.03	2004.03.04	385	20.8 (Original price $23.9)
2004.12.01	2004.12.28	6,500	10.5 (Original price $11.6)
2004.12.01	2005.11.28	1,500	17.1 (Original price $18.3)
2005.09.30	2006.05.05	10,000	15.7 (Original price $16.9)
2007.10.16	2007.10.31	6,181	44.2

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. SENAO Plans have exercise price adjustments formula upon the changes on common shares and distribute cash dividends. The options of all the Plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about SENAO’s outstanding stock options for the three months ended March 31, 2008 was as follows:

	Stock Options Outstanding
	Number of Options (Thousand)	Weighted Average Exercise Price NT$
Options outstanding, beginning of year	18,592	$24.70
Options granted	—	—
Options exercised	(715)	12.42
Options forfeited	(143)	24.27

Options outstanding, end of March 31	17,734	25.20

Options exercisable, end of March 31	1,118

As of March 31, 2008, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.5-$15.7	10,334	2.25	$14.89	579	$10.50
$17.1-$20.8	1,262	1.42	17.23	539	17.31
$44.2	6,138	4.04	44.20	—	—

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2008.

Had SENAO used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of SENAO for the three months ended March 31, 2008 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004	March 4, 2004
Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91	$10.56

22.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Three Months Ended
	March 31
	2008	2007
Balance, beginning of the period	110,068	—
Decrease	110,068	—

Balance, end of the period	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The shares repurchased by Chunghwa shall not be pledged in accordance with Securities and Exchange Law of the ROC. The holders of treasury stocks are not entitled to vote in stockholders’ meetings.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining treasury stock of 110,068 thousand shares amounted $7,107,494 thousand was cancelled on February 21, 2008.

23.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2008
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$3,045,808	$2,374,305	$5,420,113
Insurance	168,996	136,648	305,644
Pension	402,631	296,410	699,041
Other compensation	1,872,157	1,294,606	3,166,763

	$5,489,592	$4,101,969	$9,591,561

Depreciation expense	$8,911,868	$528,462	$9,440,330

Amortization expense	$222,786	$51,727	$274,513

	Three Months Ended March 31, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$3,241,103	$2,076,534	$5,317,637
Insurance	164,868	109,443	274,311
Pension	442,898	288,443	731,341
Other compensation	2,398,907	1,535,188	3,934,095

	$6,247,776	$4,009,608	$10,257,384

Depreciation expense	$9,241,915	$528,992	$9,770,907

Amortization expense	$214,736	$23,252	$237,988

24.	INCOME TAX

The Alternative Minimum Tax (the “AMT”), effective from January 1, 2006, requires companies to pay AMT if their tax payable under this revised calculation at the AMT rate of 10% exceeds the tax which would otherwise have been payable under the ordinary taxable income calculation. Chunghwa has considered the impact of the AMT Act in the calculation of the current period’s income tax expense.

a.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2008	2007
Income tax payable	$4,233,593	$3,360,882
Income tax - separated	126,566	53,079
Income tax - deferred	(878,791)	(128,313)

	$3,481,368	$3,285,648

b.	Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2008	2007
Current
Deferred income tax assets:
Valuation loss on financial instruments, net	$696,545	$—
Provision for doubtful accounts	573,834	389,365
Unrealized foreign exchange loss	199,916	—
Loss carryforward	71,316	—
Estimated warranty liabilities	13,522	—
Valuation loss on inventory	8,468	—
Other	18,666	26,039

	1,582,267	415,404
Valuation allowance	(592,767)	(389,365)

	989,500	26,039
Deferred income tax liability:
Unrealized foreign exchange gain	—	(4,092)

Net deferred income tax assets	$989,500	$21,947

Noncurrent deferred income tax assets:
Accrued pension cost	$1,243,991	$592,430
Loss carryforward	93,227	98,059
Impairment loss	84,487	88,502
Loss on disposal of property, plant and equipment Impairment loss	17,460	6,414
Other	4,381	5,093

	1,443,546	790,498
Valuation allowance	(55,737)	(70,383)

	$1,387,809	$720,115

c.	As of March 31, 2008, loss carryforward of CHIEF, CIYP and SHE are as follows:

Company	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
CHIEF	$28,261	$28,261	2008
	22,427	22,427	2009
	25,392	25,392	2010
	21,975	21,975	2011
	12,125	12,125	2012
SHE	6,529	6,529	2008
	1,972	1,972	2009
	6,262	6,262	2010
	1,039	1,039	2011
CIYP	38,561	38,561	2012

	$164,543	$164,543

d.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2007	2006
Balance of Imputation Credit Account (“ICA”)
Chunghwa	$6,601,656	$1,088,668

CHIEF	$17,167	$—

Unigate	$—	$—

CIYP	$—	$—

SENAO	$67,862

CHSI	$4,227

SHE	$—

LED	$—

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2007 and 2006 for earnings were 27.88% and 24.42%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of March 31, 2008 and 2007, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns examinated by tax authority is showed as follows: Chunghwa, SENAO, CHIEF, Unigate, CHSI and SHE - through 2005.

25.	EARNINGS PER SHARE

	Amount (Numerator)			EPS
	Income Before Income Tax	After Income Tax	Number of Shares (Denominator) (Thousands)	Income Before Income Tax	After Income Tax
Three months ended March 31, 2008

EPS was calculated as follows:
Basic earnings per share	$14,092,163	$10,716,108	9,557,777	$1.47	$1.12

Diluted earnings per share	$14,090,107	$10,714,052	9,557,777	$1.47	$1.12

Three months ended March 31, 2007

EPS was calculated as follows:
Basic earnings per share	$15,377,195	$12,091,547	10,634,630	$1.45	$1.14

The diluted earnings per share for March 31, 2008 was due to the effect of potential common stock of stock options by SENAO.

Earnings per share were retroactively adjusted to the beginning of the year of stock dividends issued subsequently for March 31, 2007. The basic EPS before income tax and the basic EPS after income tax in March 31, 2007 retroactively adjusted from $1.59 to $1.45 and from $1.25 to $1.14, respectively

26.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the July 1, 2005 may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The monthly contribution shall not be less than 6% of each employee’s monthly salary. The Company made monthly contributions equal to 6% of each employee’s monthly salary to employee’s pension accounts beginning July 1, 2005.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement at retirement. Chunghwa, SENAO and CHIEF contribute an amount equal to 2% to 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007).

Pension costs of the Company were $717,366 thousand ($690,060 thousand subject to defined benefit plan and $27,306 thousand subject to defined contribution plan) and $759,336 thousand ($748,170 thousand subject to defined benefit plan and $11,166 thousand subject to defined contributed plan) for the years ended March 31, 2008 and 2007, respectively.

27.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Equity-accounted investee before the Company has control over SENAO on April 12, 2007
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary of CHI prior to acquisition.
Spring House Entertainment Inc.(“SHE”)	Equity-accounted investee before the Company has control over SHE on January 2008
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI prior to acquisition.
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary of CHI prior to acquisition.
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-accounted investee
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-accounted investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-accounted investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-accounted investee
KingWay Technology Co., Ltd. (“KWT”)	Equity-accounted investee
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chunghwa Investment Holding Company (“CIHC”)	Subsidiary of CHI
Tai Zhong He	Former chairman of CHIEF, as a current member of the board of directors of CHIEF
Senao Networks, Inc. (“SNI”)	Equity-accounted investee of SENAO
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Paul Lin	Vice chairman and general manager of SENAO

b.	Significant transactions with the above related parties are summarized as follows:

	March 31
	2008		2007
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
SNI	$4,552	54	$—	—
CHTG	—	—	26,043	38
SENAO	—	—	40,504	60
Others	3,918	46	1,323	2

	$8,470	100	$67,870	100

	March 31
	2008		2007
	Amount	%	Amount	%
2) Payables

Trade notes payable, accounts payable and accrued expenses
TISE	$79,194	63	$147,793	7
SNI	3,323	3	—	—
STEF	3,049	2	—	—
SENAO	—	—	1,134,027	55
CHSI	—	—	79,731	4
CHTG	—	—	23,227	1
SHE	—	—	638	—
Others	1,751	2	—	—

	87,317	70	1,385,416	67

Payable to construction supplier
TISE	37,996	30	249,953	12

Amounts collected in trust for others
SENAO	—	—	396,545	20
CHTG	—	—	3,720	—

	—	—	400,265	20

Other payables
Tai Zhong He	—	—	20,056	1

	$125,313	100	$2,055,690	100

The foregoing terms were conducted as arm’s length transactions except for other payable to Tai, Zhong He. In 2005, CHIEF agreed to provide compensation to Tai, Zhong He for providing assets that were pledged as collateral in connection with a financing arrangement during the period from 2002 to 2005. The total compensation payable to Tai, Zhong He for this pledge was NT$20,056 thousand for the three months ended March 31, 2007. The amount was based on the number of days that the pledged assets were used by CHIEF as collateral and was calculated at an interest rate below 5%. CHIEF had paid NT$20,056 thousand to Tai, Zhong He in September 2007.

	March 31
	2008		2007
	Amount	%	Amount	%
3) Revenues

SKYSOFT	$6,705	—	$—	—
SENAO	—	—	20,002	—
CHTG	—	—	15,112	—
Others	6,044	—	5,276	—

	$12,749	—	$40,390	—

	March 31
	2008		2007
	Amount	%	Amount	%
4) Operating costs and expenses

TISE	$105,860	—	$61,003	—
ELTA	37,028	—	—	—
STEF	3,049	—	—	—
SENAO	—	—	980,481	3
CHSI	—	—	84,905	1
CHTG	—	—	18,996	—
Others	40	—	—	—

	$145,977	—	$1,145,385	4

5) Acquisitions of property, plant and equipment

TISE	$47,647	1	$308,465	7
SNI	755	—	—	—
CHSI	—	—	47,551	1

	$48,402	1	$356,016	8

SENAO rent a building from Paul Lin for retail sales and service centers. The rent is paid monthly. The transaction terms, except of SENAO, CHIEF, CIYP, SNI, STEF and other payable to Tai, Zhong He and Paul Lin were determined in accordance with mutual agreements. The foregoing transactions with related parties were conducted under normal commercial terms.

28.	PLEDGED ASSETS

The assets are pledged as collaterals for short-term and long-term bank loans and contract deposits by SENAO and CHIEF.

	March 31
	2008	2007
Property, plant and equipment, net	$502,292	$—
Leased assets, net	287,024	—
Restricted assets	2,865	1,525

	$792,181	$1,525

29.	COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2008, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $1,192,652 thousand.

b.	Acquisitions of telecommunications equipment of $14,679,758 thousand.

c.	Unused letters of credit of $2,046,583 thousand.

d.	Contract to print billing, envelopes and selling gifts of $196,874 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future lease payments were as follows:

Year	Amount
2008 (from April 1, 2008 to December 31, 2008)	$1,249,967
2009	1,262,357
2010	782,259
2011	487,029
2012 and thereafter	405,823

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). When the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government. For Piping Fund, the Company understands that if the project is considered no longer be necessary by the ROC government, the Company will receive back its proportionate share of the net equity of the fund upon dissolution of the fund.

g.	A portion of the land used by Chunghwa during the period July 1, 1996 to March 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Taiwan Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. As of review report date, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

30.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	March 31
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$75,877,609	$75,877,609	$79,076,745	$79,076,745
Financial assets at fair value through profit or loss	418,169	418,169	87,123	87,123
Available-for-sale financial assets	20,361,594	20,361,594	8,234,636	8,234,636
Held-to-maturity financial assets - current	653,460	653,460	—	—
Trade notes and accounts receivable, net	10,443,078	10,443,078	10,802,626	10,802,626
Receivable from related parties	8,470	8,470	67,870	67,870
Other current monetary assets	5,990,518	5,990,518	5,762,924	5,762,924

(Continued)

	March 31
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Restrictive assets	$2,865	$2,865	$1,525	$1,525
Investments accounted for using equity method	2,020,219	2,238,924	2,678,592	5,179,254
Financial assets carried at cost	2,276,498	2,276,498	1,944,730	1,944,730
Held-to-maturity financial assets - noncurrent	766,285	766,285	—	—
Other noncurrent monetary assets	1,030,000	1,030,000	2,000,000	2,000,000
Refundable deposits	1,385,314	1,385,314	1,472,172	1,472,172
Liabilities
Short-term loans	75,000	75,000	213,000	213,000
Financial liabilities at fair value through profit or loss	3,098,920	3,098,920	34,415	34,415
Trade notes and accounts payable	8,250,416	8,250,416	7,190,406	7,190,406
Payable from related parties	125,313	125,313	2,055,690	2,055,690
Accrued expenses	11,580,113	11,580,113	10,740,790	10,740,790
Amounts collected in trust for others (included in “other current liabilities”)	2,390,190	2,390,190	2,803,736	2,803,736
Payables to equipment suppliers (included in “other current liabilities”)	1,500,889	1,500,889	1,535,217	1,535,217
Refundable customers’ deposits (included in “other current liabilities”)	937,671	937,671	951,639	951,639
Payables to constructors (included in “other current liabilities”)	781,358	781,358	425,943	425,943
Current portion of long-term loans	20,000	20,000	16,667	16,667
Long-term loans	37,840	37,840	—	—
Customers’ deposits	6,312,104	6,312,104	6,499,908	6,499,908

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial assets/liabilities at fair value through profit or loss and the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the available-for-sale financial assets are not readily available, valuation techniques is used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	2008	2007	2008	2007
Assets
Financial assets at fair value through profit or loss	$418,169	$87,123	$—	$—
Available-for-sale financial assets	20,361,594	8,234,636	—	—
Hedging derivative financial assets (classified as other current monetary assets)	21,679	—	—	—
Liabilities
Financial liabilities at fair value through profit or loss	22,073	34,415	3,076,847	—
Hedging derivative financial liabilities (classified as other current liabilities)	13,000	—	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, the Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into forward exchange contracts is mainly to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the three months ended March 31, 2008. Chunghwa did not into any hedging forward exchange contracts for the three months ended March 31, 2007.

Outstanding forward exchange contracts for hedge as of March 31, 2008:

	Currency	Maturity Period	Contract Amount (in Thousands)
Sell	USD/NTD	2008.06	USD	65,000
	EUR/NTD	2008.05	EUR	25,000

As of March 31, 2008, the forward exchange contract was measured at fair value of $21,679 thousand (classified as other current monetary assets) and $13,000 thousand (classified as other current liabilities).

31.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which Chunghwa exercises significant influence: Please see Table 6.

j.	Financial transactions: Please see Notes 5 and 30.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
0	Chunghwa Telecom Co., Ltd.	Common stock
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,074	$1,359,978 (Note 8)	31	$3,766,931	Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	2,995,448 (Note 8)	100	2,995,448	Note 1
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000	949,253	49	949,253	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	830,403 (Note 8)	100	667,225	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,760	594,782	40	825,350	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	425,998 (Note 8)	69	379,026	Note 1
		Skysoft Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	4,438	71,223	30	71,223	Note 1
		KingWay Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,002	71,452	33	63,866	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	68,391 (Note 8)	100	60,373	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	64,108 (Note 8)	100	64,108	Note 1
		ELTA Technology Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	3,886	42,800	32	38,523	Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996	40,262 (Note 8)	56	25,443	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	15,538 (Note 8)	100	15,538	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (Note 8)	100	—	Note 2
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (Note 8)	100	—	Note 2
		Taipei Financial Center	—	Financial assets carried at cost	288,211	1,789,530	12	1,460,723	Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	200,000	17	202,814	Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	11	123,187	Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	77,128	Note 1
		RPTI International	—	Financial assets carried at cost	9,234	49,500	12	45,239	Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	20,000	9	13,817	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		ACS ACTIVIDADES CONS Y SERV EUR0.50	—	Available-for-sale financial assets	5	$7,866	—	$8,254	Note 4
		ABBOTT LABORATORIES COM NPV	—	Available-for-sale financial assets	4	5,018	—	5,870	Note 4
		AGGREKO PLC ORD	—	Available-for-sale financial assets	15	3,109	—	5,741	Note 4
		AIR PRODUCTS & CHEMICALS INC COM	—	Available-for-sale financial assets	2	5,345	—	6,554	Note 4
		AISIN SEIKI CO LTD	—	Available-for-sale financial assets	3	3,393	—	3,643	Note 4
		ALPHA BANK A.E ORD SHS	—	Available-for-sale financial assets	7	7,484	—	7,163	Note 4
		ALSTOM	—	Available-for-sale financial assets	1	4,137	—	8,280	Note 4
		ALTRIA GROUP INC	—	Available-for-sale financial assets	3	1,819	—	1,812	Note 4
		AMADA CO LTD	—	Available-for-sale financial assets	15	4,501	—	3,461	Note 4
		APACHE CORP COM	—	Available-for-sale financial assets	2	5,934	—	6,634	Note 4
		APPLE COMPUTER INC COM STK NPV	—	Available-for-sale financial assets	1	2,647	—	4,559	Note 4
		APPLIED BIOSYSTEMS GROUP-APP COM APP BIOSYST GP USD0.01	—	Available-for-sale financial assets	5	4,818	—	4,995	Note 4
		ASML HOLDING N.V. ASML HOLDING N.V.	—	Available-for-sale financial assets	8	5,670	—	5,985	Note 4
		ATLANTIA SPA	—	Available-for-sale financial assets	7	7,922	—	6,385	Note 4
		BANCO ESPIRITO SANTO-REG EUR5	—	Available-for-sale financial assets	12	7,729	—	6,346	Note 4
		BANCO SANTANDER SA BANCO SANTANDER SA	—	Available-for-sale financial assets	13	6,376	—	8,009	Note 4
		BARCLAYS ORD GBP0.25	—	Available-for-sale financial assets	13	5,234	—	3,681	Note 4
		BASF SE NPV	—	Available-for-sale financial assets	2	7,860	—	7,828	Note 4
		BAXTER INTERNATIONAL INC COM USD1	—	Available-for-sale financial assets	3	5,252	—	5,625	Note 4
		BAYERISCHE MOTOREN WERKE AG BAYERISCHE MOTOREN WERKE AG	—	Available-for-sale financial assets	4	7,492	—	7,026	Note 4
		BECTON DICKINSON & CO COM	—	Available-for-sale financial assets	2	4,415	—	5,286	Note 4
		BENESSE CORPORATION	—	Available-for-sale financial assets	3	3,450	—	3,884	Note 4
		BG GROUP PLC ORD GBP0.10	—	Available-for-sale financial assets	7	4,206	—	4,792	Note 4
		BHP BILLITON PLC USD0.50	—	Available-for-sale financial assets	5	2,727	—	4,120	Note 4
		BMC SOFTWARE INC COM	—	Available-for-sale financial assets	5	5,201	—	5,255	Note 4
		BNP PARIBAS EUR2	—	Available-for-sale financial assets	2	7,940	—	7,443	Note 4
		BOUYGUES EUR1	—	Available-for-sale financial assets	3	7,843	—	5,817	Note 4
		BP PLC ORD USD0.25	—	Available-for-sale financial assets	16	5,566	—	5,038	Note 4
		BULGARI SPA EUR0.07	—	Available-for-sale financial assets	16	7,780	—	5,778	Note 4
		CAPITA GROUP PLC ORD GBP0.02066667	—	Available-for-sale financial assets	12	4,671	—	4,739	Note 4
		CARPHONE WAREHOUSE GROUP SHS	—	Available-for-sale financial assets	26	5,396	—	4,515	Note 4
		CARREFOUR SA EUR2.50	—	Available-for-sale financial assets	3	7,109	—	7,882	Note 4
		CASIO COMPUTER CO LTD ORD	—	Available-for-sale financial assets	8	3,326	—	3,527	Note 4
		CHEVRON CORP COM USD0.75	—	Available-for-sale financial assets	2	3,888	—	5,209	Note 4
		COCA-COLA ENTERPRISES COM USD1	—	Available-for-sale financial assets	7	5,772	—	5,272	Note 4
		COGNIZANT TECH SOLUTIONS-A COM CL’A’USD0.01	—	Available-for-sale financial assets	5	5,330	—	3,985	Note 4
		COMPASS GROUP PLC ORD	—	Available-for-sale financial assets	26	5,135	—	5,020	Note 4
		COOPER INDS LTD CL A	—	Available-for-sale financial assets	4	5,153	—	4,776	Note 4
		CRH PLC ORD EUR0.32	—	Available-for-sale financial assets	5	7,227	—	6,245	Note 4
		CRH PLC ORD EUR0.32	—	Available-for-sale financial assets	2	1,954	—	1,957	Note 4
		CVS CAREMARK CORP COM STK USD0.01	—	Available-for-sale financial assets	4	4,928	—	4,927	Note 4
		DAIHATSU MOTOR CO LTD NPV	—	Available-for-sale financial assets	10	3,451	—	3,663	Note 4
		DAIKIN INDUSTRIES LTD	—	Available-for-sale financial assets	3	3,351	—	4,201	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Daimler AG ORD NPV REGD	—	Available-for-sale financial assets	3	$8,209	—	$6,678	Note 4
		DE LA RUE PLC ORD GBP0.297619	—	Available-for-sale financial assets	7	2,883	—	3,989	Note 4
		DEUTSCHE BOERSE AG NPV (REGD)	—	Available-for-sale financial assets	1	3,644	—	6,541	Note 4
		DU PONT (E.I.) DE NEMOURS COM	—	Available-for-sale financial assets	3	4,529	—	4,734	Note 4
		EAST JAPAN RAILWAY CO NPV	—	Available-for-sale financial assets	—	3,632	—	3,806	Note 4
		EMERSON ELECTRIC CO COM USD0.50	—	Available-for-sale financial assets	4	5,112	—	6,205	Note 4
		ENEL	—	Available-for-sale financial assets	23	6,342	—	7,348	Note 4
		ENI SPA EUR1	—	Available-for-sale financial assets	7	8,002	—	7,455	Note 4
		EON AG NPV ORD	—	Available-for-sale financial assets	1	7,545	—	6,310	Note 4
		EXXON MOBIL CORP COM	—	Available-for-sale financial assets	2	4,925	—	4,886	Note 4
		FAMILYMART CO LTD FAMILYMART CO LTD	—	Available-for-sale financial assets	4	3,626	—	4,370	Note 4
		FANUC LTD	—	Available-for-sale financial assets	1	3,298	—	3,482	Note 4
		FAST RETAILING CO LTD NPV	—	Available-for-sale financial assets	2	3,303	—	4,035	Note 4
		FIRSTGROUP PLC ORD GBP0.05	—	Available-for-sale financial assets	11	3,508	—	3,824	Note 4
		FOREST LABS INC COM	—	Available-for-sale financial assets	4	4,472	—	4,653	Note 4
		FRANCE TELECOM EUR4	—	Available-for-sale financial assets	7	7,966	—	7,480	Note 4
		FUGRO NV-CVA EUR0.05	—	Available-for-sale financial assets	3	4,057	—	7,794	Note 4
		FUJIFILM HOLDINGS CORP NPV	—	Available-for-sale financial assets	3	3,817	—	3,133	Note 4
		GAMESTOP CORP-CL A NEW CLASS ‘A’ COM USD0.001	—	Available-for-sale financial assets	3	4,735	—	4,717	Note 4
		GENERAL ELECTRIC CO COM USD0.06	—	Available-for-sale financial assets	4	4,514	—	4,912	Note 4
		GENERAL MILLS INC	—	Available-for-sale financial assets	3	5,100	—	5,444	Note 4
		GESTEVISION TELECINCO SA EUR0.5	—	Available-for-sale financial assets	10	7,630	—	5,902	Note 4
		GILEAD SCIENCES INC COM	—	Available-for-sale financial assets	4	4,004	—	6,065	Note 4
		GLAXOSMITHKLINE PLC ORD GBP0.25	—	Available-for-sale financial assets	3	2,516	—	1,966	Note 4
		GLORY LTD NPV	—	Available-for-sale financial assets	4	2,394	—	2,855	Note 4
		GOLDMAN SACHS GROUP INC COM USD0.01	—	Available-for-sale financial assets	1	5,138	—	4,812	Note 4
		GOOGLE INC-CL A CL A	—	Available-for-sale financial assets	—	4,007	—	4,245	Note 4
		HEINZ H J CO COM	—	Available-for-sale financial assets	4	5,119	—	5,724	Note 4
		ICAP PLC SHS	—	Available-for-sale financial assets	10	4,406	—	3,573	Note 4
		INDRA SISTEMAS SA EUR0.20 SER ‘A’	—	Available-for-sale financial assets	10	7,961	—	8,391	Note 4
		ING GROEP NV CVA EUR0.24	—	Available-for-sale financial assets	7	7,255	—	8,068	Note 4
		INPEX HOLDINGS INC COM STK JPY1	—	Available-for-sale financial assets	—	2,191	—	3,057	Note 4
		INTL BUSINESS MACHINES CORP COM STK USD0.20	—	Available-for-sale financial assets	2	5,290	—	6,179	Note 4
		JOHNSON & JOHNSON COM USD1	—	Available-for-sale financial assets	3	5,862	—	5,945	Note 4
		JSR CORPORATION	—	Available-for-sale financial assets	5	3,561	—	3,244	Note 4
		KAWASAKI KISEN KAISHA LTD NPV	—	Available-for-sale financial assets	11	2,284	—	3,262	Note 4
		KOBE STEEL LTD SHS	—	Available-for-sale financial assets	33	3,253	—	2,868	Note 4
		KONAMI CORP jpy50	—	Available-for-sale financial assets	3	3,255	—	3,213	Note 4
		KYOWA HAKKO KOGYO CO LTD	—	Available-for-sale financial assets	14	4,328	—	4,079	Note 4
		LOCKHEED MARTIN CORP COM	—	Available-for-sale financial assets	2	5,131	—	5,797	Note 4
		M.A.N AG ORD	—	Available-for-sale financial assets	2	3,980	—	6,084	Note 4
		MARUBENI CORPORATION	—	Available-for-sale financial assets	16	3,127	—	3,555	Note 4
		MATSUSHITA ELECTRIC INDL CO	—	Available-for-sale financial assets	5	3,151	—	3,305	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
		MCDONALD’S CORP COM USD0.01	—	Available-for-sale financial assets	3	$3,892	—	$5,426	Note 4
		MEMC ELECTRONIC MATERIALS COM	—	Available-for-sale financial assets	2	4,770	—	4,311	Note 4
		METLIFE INC COM	—	Available-for-sale financial assets	3	5,169	—	5,431	Note 4
		MICHAEL PAGE INTERNATIONAL ORD GBP0.01	—	Available-for-sale financial assets	23	5,879	—	4,273	Note 4
		MICROSOFT CORP COM USD0.0000125	—	Available-for-sale financial assets	6	4,721	—	4,746	Note 4
		MITSUBISHI CORP ORD	—	Available-for-sale financial assets	3	1,801	—	3,132	Note 4
		MITSUI & CO LTD ORD	—	Available-for-sale financial assets	6	3,798	—	3,709	Note 4
		MITSUI FUDOSAN CO LTD NPV	—	Available-for-sale financial assets	5	3,389	—	3,028	Note 4
		MITSUI O.S.K. LINES LTD	—	Available-for-sale financial assets	9	3,275	—	3,319	Note 4
		MOLSON COORS BREWING CO -B COM CLS ‘B’ COM NON-V USD0.01	—	Available-for-sale financial assets	3	4,787	—	4,795	Note 4
		MONSANTO CO NEW COM	—	Available-for-sale financial assets	1	5,041	—	4,916	Note 4
		MORRISON W SUPRMKT ORD GBP0.10	—	Available-for-sale financial assets	25	4,533	—	4,090	Note 4
		MUENCHENER RUECKVER AG-REG NPV (REGD)	—	Available-for-sale financial assets	1	6,349	—	7,749	Note 4
		NATIONAL BANK OF GREECE EUR4.80 (REGD)	—	Available-for-sale financial assets	4	6,988	—	6,959	Note 4
		NATIONAL-OILWELL VARCO INC COM USD0.01	—	Available-for-sale financial assets	3	3,805	—	4,711	Note 4
		NEXT PLC ORD GBP0.10	—	Available-for-sale financial assets	6	6,115	—	3,807	Note 4
		NHK SPRING CO LTD NPV	—	Available-for-sale financial assets	11	3,002	—	2,377	Note 4
		NIDEC CORP	—	Available-for-sale financial assets	2	3,079	—	2,814	Note 4
		NIKE INC -CL B CLASS ‘B’ COM NPV	—	Available-for-sale financial assets	3	6,010	—	6,647	Note 4
		NIKON CORP	—	Available-for-sale financial assets	4	2,439	—	3,250	Note 4
		NIPPON OIL CORPORATION JPY50	—	Available-for-sale financial assets	15	3,713	—	2,855	Note 4
		NIPPON YUSEN KABUSHIKI KAISH NPV	—	Available-for-sale financial assets	12	3,620	—	3,437	Note 4
		NOKIA OYJ EUR0.06	—	Available-for-sale financial assets	7	6,368	—	6,779	Note 4
		NORTHERN TR CORP COM	—	Available-for-sale financial assets	2	4,562	—	4,365	Note 4
		NORTHROP GRUMMAN CORP COM	—	Available-for-sale financial assets	2	5,321	—	5,593	Note 4
		NYSE EURONEXT COM STK USD0.01	—	Available-for-sale financial assets	2	4,556	—	3,715	Note 4
		OCCIDENTAL PETROLEUM CORP COM USD0.20	—	Available-for-sale financial assets	2	4,524	—	5,106	Note 4
		OLD MUTUAL PLC GBP0.10	—	Available-for-sale financial assets	58	5,202	—	3,901	Note 4
		OMNICOM GROUP INC COM	—	Available-for-sale financial assets	4	5,839	—	5,035	Note 4
		OMV AG AKT	—	Available-for-sale financial assets	4	7,938	—	7,212	Note 4
		PALL CORP COM USD0.10	—	Available-for-sale financial assets	4	4,230	—	4,394	Note 4
		PERNOD-RICARD SA NPV	—	Available-for-sale financial assets	2	6,664	—	6,261	Note 4
		PHILIP MORRIS INTERNAT NPV	—	Available-for-sale financial assets	3	4,079	—	4,128	Note 4
		PHILIPS ELECTRONICS N.V. EUR0.20	—	Available-for-sale financial assets	6	7,652	—	7,299	Note 4
		PRAXAIR INC COM	—	Available-for-sale financial assets	2	5,595	—	5,942	Note 4
		PUBLIC SVC ENTERPRISE COM	—	Available-for-sale financial assets	4	5,024	—	5,245	Note 4
		QUAL COMM INC COM COM STK	—	Available-for-sale financial assets	4	5,028	—	4,768	Note 4
		RAYTHEON CO COM COM USD0.01	—	Available-for-sale financial assets	2	4,799	—	4,715	Note 4
		RECKITT BENCKISER GROUP PLC	—	Available-for-sale financial assets	3	3,657	—	4,586	Note 4
		ROCKWELL COLLINS COM	—	Available-for-sale financial assets	3	5,155	—	5,203	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
		ROYAL DUTCH SHELL PLC-A SHS ‘A’ SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	$6,275	—	$6,698	Note 4
		ROYAL DUTCH SHELL PLC-A SHS ‘A’ SHS EUR0.07 (UK LIST)	—	Available-for-sale financial assets	6	6,394	—	5,984	Note 4
		RWE AG NEU NPV	—	Available-for-sale financial assets	2	8,104	—	7,414	Note 4
		SANKYO CO LTD, GUNMA	—	Available-for-sale financial assets	2	3,289	—	3,261	Note 4
		SCOR SE EUR7.876972 (POST CONSOLIDATION)	—	Available-for-sale financial assets	10	7,831	—	7,083	Note 4
		SCOT + STHN ENERGY ORD GBP0.50	—	Available-for-sale financial assets	5	3,675	—	4,019	Note 4
		SES FDR FDR EACH REP 1 ‘A’ NPV	—	Available-for-sale financial assets	10	6,393	—	6,422	Note 4
		SHISEIDO CO LTD ORD	—	Available-for-sale financial assets	4	2,692	—	3,226	Note 4
		SOLVAY SA NPV NPV	—	Available-for-sale financial assets	2	6,257	—	5,941	Note 4
		SOLVAY SA NPV NPV	—	Available-for-sale financial assets	—	1,499	—	1,363	Note 4
		STANDARD CHARTERED PLC ORD USD0.50	—	Available-for-sale financial assets	5	5,491	—	5,621	Note 4
		STATE STR CORP COM	—	Available-for-sale financial assets	3	5,934	—	6,166	Note 4
		SUMITOMO ELECTRIC INDS ORD	—	Available-for-sale financial assets	8	3,799	—	3,206	Note 4
		T&D HOLDINGS INC NPV	—	Available-for-sale financial assets	2	3,230	—	3,195	Note 4
		TAISHO PHARMACEUTICAL CO LTD	—	Available-for-sale financial assets	5	3,155	—	3,025	Note 4
		TAKEDA PHARMACEUTICAL NPV SHS	—	Available-for-sale financial assets	2	3,130	—	2,596	Note 4
		TELEFONICA SA EUR1	—	Available-for-sale financial assets	8	6,290	—	6,570	Note 4
		TERUMO CORPORATION	—	Available-for-sale financial assets	3	3,136	—	4,138	Note 4
		TESCO PLC GBP0.05	—	Available-for-sale financial assets	17	4,400	—	3,959	Note 4
		TEXTRON INC COM USD0.125	—	Available-for-sale financial assets	3	5,589	—	4,845	Note 4
		THERMO FISHER SCIENTIFIC INC COM USD1	—	Available-for-sale financial assets	3	5,257	—	5,660	Note 4
		TOKAI RIKA CO LTD NPV	—	Available-for-sale financial assets	4	3,457	—	2,870	Note 4
		TOTAL SA EUR2.5	—	Available-for-sale financial assets	3	7,947	—	7,157	Note 4
		TOYOTA MTR COM	—	Available-for-sale financial assets	2	3,027	—	2,586	Note 4
		TULLOW OIL PLC ORD GBP0.10	—	Available-for-sale financial assets	12	4,181	—	4,786	Note 4
		UNION FENOSA, S.A.	—	Available-for-sale financial assets	4	7,541	—	7,404	Note 4
		UNITED UTILITIES PLC ORD GBP1	—	Available-for-sale financial assets	10	4,202	—	4,044	Note 4
		VEDANTA RESOURCES PLC ORD USD0.10	—	Available-for-sale financial assets	4	3,901	—	4,765	Note 4
		VINCI EUR2.50 (POST SUBDIVISION)	—	Available-for-sale financial assets	4	6,354	—	8,250	Note 4
		VODAFONE GROUP PLC ORD USD0.11428571	—	Available-for-sale financial assets	58	5,789	—	5,266	Note 4
		WEST JAPAN RAILWAY CO	—	Available-for-sale financial assets	—	3,415	—	2,949	Note 4
		WHITBREAD PLC ORD GBP0.76797385	—	Available-for-sale financial assets	5	5,117	—	3,632	Note 4
		XSTRATA PLC ORD USD0.50	—	Available-for-sale financial assets	2	2,483	—	3,940	Note 4
		YAMAHA CORPORATION	—	Available-for-sale financial assets	6	3,921	—	3,208	Note 4

		Beneficiary certificates (mutual fund)
		Fubon No. 1 Fund	—	Available-for-sale financial assets	10,000	100,000	—	125,000	Note 3
		Cathay No. 2 REIT	—	Available-for-sale financial assets	2,288	22,880	—	24,939	Note 3
		Gallop No. 1 REIT	—	Available-for-sale financial assets	10,000	100,000	—	90,000	Note 3
		Polaris /P-shares Taiwan Dividend + ETF	—	Available-for-sale financial assets	1,564	39,100	—	39,882	Note 3
		PCA Well Pool Fund	—	Available-for-sale financial assets	78,403	1,000,000	—	1,001,929	Note 3
		IBT Ta Chong Bond Fund	—	Available-for-sale financial assets	75,393	1,000,000	—	1,002,149	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	35,148	$500,000	—	$500,907	Note 3
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	85,334	1,000,000	—	1,001,792	Note 3
		Polaris De-Li Fund	—	Available-for-sale financial assets	65,222	1,000,000	—	1,002,094	Note 3
		Polaris Global Reits Fund	—	Available-for-sale financial assets	10,018	125,084	—	103,485	Note 3
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	3,581	50,000	—	49,643	Note 3
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	21,051	275,000	—	292,668	Note 3
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	22,968	267,269	—	255,405	Note 3
		Capital Stable Value Fund	—	Available-for-sale financial assets	7,867	100,000	—	90,310	Note 3
		Capital Asset Manager Income	—	Available-for-sale financial assets	11,285	200,000	—	192,845	Note 3
		Grand Cathay Balanced Fund	—	Available-for-sale financial assets	4,400	100,000	—	96,351	Note 3
		ING Global Balanced Portfolio	—	Available-for-sale financial assets	8,569	100,000	—	96,915	Note 3
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	6,832	100,000	—	95,014	Note 3
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	83,773	Note 3
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	10,906	150,000	—	133,922	Note 3
		Prudential Financial Balanced Fund	—	Available-for-sale financial assets	2,412	50,000	—	48,842	Note 3
		Yuan Ta Duo Fu	—	Available-for-sale financial assets	966	50,000	—	35,739	Note 3
		Yuan Ta Duo Duo	—	Available-for-sale financial assets	1,809	50,000	—	33,285	Note 3
		Yuan Ta New-Mainstream	—	Available-for-sale financial assets	1,995	50,000	—	34,517	Note 3
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	331,005	Note 3
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	18,089	200,000	—	201,724	Note 3
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	14,692	200,000	—	171,012	Note 3
		AIG Flagship Global Growth Fund of Funds	—	Available-for-sale financial assets	14,878	227,612	—	192,970	Note 3
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	9,791	150,000	—	125,522	Note 3
		ING Global Dynamic Portfolio	—	Available-for-sale financial assets	8,104	100,000	—	86,224	Note 3
		Prudential Financial Global Selection Fund	—	Available-for-sale financial assets	3,296	50,000	—	41,463	Note 3
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	13,572	150,000	—	149,722	Note 3
		Jih Sun Mortgage Backed Securities Fund	—	Available-for-sale financial assets	20,305	200,000	—	190,003	Note 3
		Jih Sun Navigation No. 1 Fund	—	Available-for-sale financial assets	5,000	50,050	—	49,750	Note 3
		Fuh-Hwa Total Return Fund	—	Available-for-sale financial assets	9,872	100,000	—	102,764	Note 3
		Fuh-Hwa Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	11,174	Note 3
		Fubon Taiwan Selected Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	846,000	Note 3
		HSBC Taiwan Balanced Strategy Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	919,000	Note 3
		Cathay Chung Hwa No. 1 Fund	—	Available-for-sale financial assets	100,000	1,000,000	—	902,000	Note 3
		Fuh Hwa Power Fund III	—	Available-for-sale financial assets	100,000	1,000,000	—	922,000	Note 3
		MFS Meridian Emerging Markets Debt Fund	—	Available-for-sale financial assets	858	532,846	—	551,961	Note 3
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	995	389,718	—	328,889	Note 3
		JPMorgan Lux Funds - Emerging Markets Bond Fund	—	Available-for-sale financial assets	21	199,638	—	184,934	Note 3
		MFS Meridian Funds-Strategic Income Fund	—	Available-for-sale financial assets	316	132,592	—	121,909	Note 3
		Fidelity Fds Intl Bond	—	Available-for-sale financial assets	14,203	549,572	—	539,819	Note 3
		Permal Fixed Income Holdings N.V.	—	Available-for-sale financial assets	7	264,095	—	246,950	Note 3
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	8	114,448	—	139,261	Note 3
		Fidelity European High Yield Fund	—	Available-for-sale financial assets	1,402	549,027	—	571,984	Note 3
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	102	577,813	—	571,463	Note 3
		JPMorgan Funds-Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	508,112	Note 3
		Parvest Euro Bond	—	Available-for-sale financial assets	39	287,400	—	290,648	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		MFS Meridian Funds-Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	$262,293	—	$234,454	Note 3
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	140,307	Note 3
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	137,159	Note 3
		JPMorgan Funds - Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	146,224	Note 3
		MFS Meridian Funds - Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	118,520	Note 3
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	192	162,900	—	134,153	Note 3
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	13	162,990	—	143,058	Note 3
		GAM Diversity-USD Open	—	Available-for-sale financial assets	10	262,293	—	234,546	Note 3
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	860	549,185	—	541,830	Note 3
		Fidelity Fds World	—	Available-for-sale financial assets	386	224,865	—	193,507	Note 3
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	303	273,765	—	241,570	Note 3
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	158,524	Note 3
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	170,342	Note 3
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	—	Available-for-sale financial assets	—	576,763	—	608,624	Note 3
		China Development Industrial B	—	Held-to-maturity financial assets	—	99,078	—	99,078	Note 6
		First Commercial Bank 1st Subordinated Financial Bonds in 2001	—	Held-to-maturity financial assets	—	500,000	—	500,000	Note 6
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 6
		KGI Securities 1st Unsecured Corporate Bonds 2007-B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		Mege Financial Holding 1st Unsecured Corporate Bond 2007-B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 6
		Mega Financial Holding Unsecured Corporate Bonds A, 2nd issue, 2007	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Cathay United Bank Cash Flow Balance Sheet CLO 2007-1 Special Purpose Trust Beneficiary Certificate Class A	—	Held-to-maturity financial assets	—	70,667	—	70,667	Note 6

1	Senao International Co., Ltd.	Gallop No. 1 REIT	—	Available-for-sale financial assets	168	1,680	—	1,512	Note 3
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,355	50,000	—	50,000	Note 3
		Taishin Lucky Fund	—	Available-for-sale financial assets	19,110	200,000	—	200,000	Note 3
		Upamc James Bond Fund	—	Available-for-sale financial assets	6,354	100,000	—	100,000	Note 3
		Senao Networks, Inc.	Equity-accounted investee	Investments accounted for using equity method	14,721	290,709	47	290,709	Note 7
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	12,623	Note 1

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,943 (Note 8)	100	1,943	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	1,164 (Note 8)	100	1,164	Note 1

		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	6,167	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2008				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		eASPNet Inc.	—	Financial assets carried at cost	1,000	$—	2	$—	Note 1
		Truswell Pegasus Fund	—	Available-for-sale financial assets	6	95	—	81	Note 3

3	Chunghwa System Integration Co., Ltd.	Concord Technology Corp.	Subsidiary	Investments accounted for using equity method	500	15,392 (US$506) (Note 8)	100	15,392 (US$506)	Note 1
		Cathy Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233	15,000	—	14,357	Note 3
		SKITECB Balanced Fund	—	Available-for-sale financial assets	1,000	10,000	—	9,929	Note 3
		Mega Diamond Bond	—	Available-for-sale financial assets	4,405	50,004	—	51,713	Note 3
		Polaris De-Bao Fund	—	Available-for-sale financial assets	920	10,078	—	10,410	Note 3
		JS Small Cap	—	Available-for-sale financial assets	852	15,082	—	9,852	Note 3
		Sinopac Pilot	—	Available-for-sale financial assets	791	20,000	—	13,897	Note 3
		Cathy Global Money Market Fund	—	Available-for-sale financial assets	485	5,000	—	5,034	Note 3
		Cathy Global Infrastructure Fund	—	Available-for-sale financial assets	1,418	15,000	—	8,958	Note 3
		Grand Cathy Balance 2 Fund	—	Available-for-sale financial assets	474	10,000	—	9,440	Note 3
		Grand Cathy Twin-core Global Integration Fund	—	Available-for-sale financial assets	5,178	52,570	—	53,122	Note 3
		SKIT Strategy balanced Fund Series 2	—	Available-for-sale financial assets	2,000	20,000	—	18,543	Note 3
		Grand Cathy Balanced Fund	—	Available-for-sale financial assets	1,896	40,359	—	41,516	Note 3
		BSI-MVLTINVEST-SWISS STOCKS	—	Available-for-sale financial assets	2	9,871	—	14,099	Note 3

4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	15,392 (US$506) (Note 8)	100	15,392 (US$506)	Note 1

5	Chunghwa Telecom Global Inc.	Barits Securities	—	Available-for-sale financial assets	16,223	190	—	199	Note 4

6	Spring House Entertainment Inc.	Spring House Entertainment Inc. (B.V.I.)	Subsidiary	Investments accounted for using equity method	250	886 (Note 8)	100	886	Note 1
		A-Kuei Publishing Co., Ltd.	Subsidiary	Investments accounted for using equity method	100	174 (Note 8)	50	174	Note 1
		The Rsit Enhanced Bond Fund	—	Available-for-sale financial assets	1,782	20,000	13	20,000	Note 3

7	Spring House Entertainment Inc. (B.V.I.)	Spring House Entertainment Inc. (Japan)	Subsidiary	Investments accounted for using equity method	—	10 (Note 8)	51	10	Note 1

Note 1:	The net asset values of investees were based on unreviewed financial statements.
Note 2:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.
Note 3:	The net asset values of beneficiary certification (mutual fund) were base on the net asset values on March 31, 2008.
Note 4:	Market value was based on the closing price of March 31, 2008.
Note 5:	Showing at their original carrying amounts without the adjustments of fair values.
Note 6:	The net asset values of investees were based on amortized cost.
Note 7:	The net asset values of investees was based on reviewed financial statements.
Note 8:	The amount are eliminated upon consolidation.

(Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Light Era Development Co., Ltd.	Investment accounted for using equity method	—	Subsidiary	—	$—	300,000	$3,000,000	—	$—	$—	$—	300,000	$2,995,448 (Notes 2 and 3)
		Industrial Bank of Taiwan II Venture Capital Co., Ltd.	Financial assets carried at cost	—	—	—	—	20,000	200,000	—	—	—	—	20,000	200,000
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	5,800	119,781	—	—	5,800	126,499	119,781	6,718	—	—

		Beneficiary certificates (mutual fund)
		AIG Flagship Global Growth Fund of Funds	Available-for-sale financial assets	—	—	22,878	350,000	—	—	8,000	102,960	122,388	(19,428)	14,878	227,612
		Fuh-Hwa Home Run Fund	Available-for-sale financial assets	—	—	9,977	100,000	—	—	9,977	103,868	100,000	3,868	—	—
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	47,979	559,554	—	—	47,979	522,195	559,554	(37,359)	—	—
		SKIT Fortune Balanced Fund	Available-for-sale financial assets	—	—	6,097	100,000	—	—	6,097	80,581	100,000	(19,419)	—	—
		HSBC Global Fund of Bond Funds	Available-for-sale financial assets	—	—	—	—	13,572	150,000	—	—	—	—	13,572	150,000
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	—	—	78,403	1,000,000	—	—	—	—	78,403	1,000,000
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	75,393	1,000,000	—	—	—	—	75,393	1,000,000
		Yuan Ta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	—	—	35,148	500,000	—	—	—	—	35,148	500,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	85,334	1,000,000	—	—	—	—	85,334	1,000,000
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	—	—	65,222	1,000,000	—	—	—	—	65,222	1,000,000
		USD Special Bond Fund	Available-for-sale financial assets	—	—	25	353,540	—	—	25	344,621	353,540	(8,919)	—	—

1	Senao International Co., Ltd.	Beneficiary certificates (mutual fund)
		Taishin Lucky Fund	Available-for-sale financial assets	—	—	—	—	23,894	250,000	4,784	50,064	50,000	64	19,110	200,000
		UPAMC James Bond Fund	Available-for-sale financial assets	—	—	—	—	15,913	250,000	9,559	150,162	150,000	162	6,354	100,000
		IBT Ta Chong Bond Fund	Available-for-sale financial assets	—	—	—	—	18,846	250,000	18,846	250,355	250,000	355	—	—
		HSBC NTD Money Management Fund 2	Available-for-sale financial assets	—	—	—	—	17,473	250,000	17,473	250,320	250,000	320	—	—

Note 1:	Showing at their original carrying amounts without the adjustments of fair values.
Note 2:	The amount were less equity in losses of equity investees $4,552 thousand.
Note 3:	The amount are eliminated upon consolidation.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Land and building	2008.01.03	$1,217,740	Paid	National Property Administration	None	National Property Administration	—	2008.03.13	$—	Decision by National Property Administration	For Chunghwa private use	None

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$609,801 (Notes 3 and 5)	1	30 days	(Note 2)	(Note 2)	$156,628 (Note 5)	2
				Purchase	1,635,051 (Notes 4 and 5)	7	30-90 days	(Note 2)	(Note 2)	(662,131) (Note 5)	9

		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Purchase	105,860	—	30 days	—	—	(79,194)	1

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,635,150 (Notes 4 and 5)	27	30-90 days	(Note 2)	(Note 2)	1,073,775 (Note 5)	59
				Purchase	600,814 (Notes 3 and 5)	10	30 days	(Note 2)	(Note 2)	(156,628) (Note 5)	(9)

Note 1:	Excluding payment and receipts on behalf of other.
Note 2:	Transaction prices was determined in accordance with mutual agreements.
Note 3:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.
Note 4:	The difference was because Chunghwa classified the amount as property, plant and equipment and operating expenses.
Note 5:	The amount are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$156,628 (Note)	15.56	$—	—	$156,628	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,073,775 (Note)	10.70	—	—	—	—

2	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	142,789 (Note)	3.65	—	—	—	—

Note:	The amount are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2008			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					March 31, 2008	December 31, 2007	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Telecommunication facilities sales	$1,065,813	$1,065,813	71,074	31	$1,359,978 (Note 4)	$305,718	$92,321 (Note 4)	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	—	300,000	100	2,995,448 (Note 4)	(4,552)	(4,552) (Note 4)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Investment	980,000	980,000	98,000	49	949,253	(51,182)	(25,079)	Equity- accounted investee
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	830,403 (Note 4)	6,162	(5,920) (Note 4)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	594,782	(98,547)	(31,296)	Equity- accounted investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	425,998 (Note 4)	2,470	2,245 (Note 4)	Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International telecommunications internet transfer and pronunciation services	70,429	70,429	6,000	100	68,391 (Note 4)	(1,428)	(1,428) (Note 4)	Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of software, electronic information, and advertisement services	67,025	67,025	4,438	30	71,223	4,376	1,313	Equity- accounted investee
		ELTA Technology Co., Ltd.	Taipei	Professional on-line and mobile value-added content aggregative services	44,223	44,223	3,886	32	42,800	3,140	(2,198)	Equity- accounted investee
		King Way Technology Co., Ltd.	Taipei	Publishing, information process and software services	71,770	—	1,002	33	71,452	1,839	(318)	Equity- accounted investee
		Chunghwa Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	64,108 (Note 4)	32,852	32,852 (Note 4)	Subsidiary
		Spring House Entertainment Inc.	Taipei	Network content manufacture broadcasts and information software	62,209	22,409	5,996	56	40,262 (Note 5)	2,896	1,603 (Note 5)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	11,430	11,430	4,590	100	15,538 (Note 4)	1,098	1,098 (Note 4)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)	—	— (Notes 3 and 4)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)	—	— (Notes 3 and 4)	Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	206,190	206,190	14,721	47	290,709	21,045	10,032	Equity- accounted investee

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Network communication and engine room hiring	2,000	2,000	200	100	1,943 (Note 4)	(25)	(5) (Note 4)	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and internet service	1,678	1,678	400	100	1,164 (Note 4)	—	— (Note 4)	Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Corp.	Brunei	Providing advanced business solutions to telecommunications	16,179 (US$ 500)	6,489 (US$ 200)	500	100	15,392 (US$506) (Note 4)	(271) (US$(9))	(271) (US$(9)) (Note 4)	Subsidiary

4	Concord Technology Corp.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	16,179 (US$ 500)	6,489 (US$ 200)	500	100	15,392 (US$506) (Note 4)	(271) (US$(9))	(271) (US$(9)) (Note 4)	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2008			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)		Note
					March 31, 2008	December 31, 2007	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
6	Spring House Entertainment Inc.	Spring House Entertainment Inc. (B.V.I.)	British Virgin Islands	Investment	$946	$946	250	100	$886 (Note 4)	$—	$	— (Note 4)	Subsidiary
		A-Kuei Publishing Co., Ltd.	Taipei	Business of books	185	185	100	50	174 (Note 4)	(21)		(11) (Note 4)	Subsidiary

7	Spring House Entertainment Inc. (B.V.I.)	Spring House Entertainment Inc. (Japan)	Japan	Animation design	10	10	—	51	10 (Note 4)	—		— (Note 4)	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except equity in net income of Senao International Co., Ltd. and Senao Networks, Inc.
Note 2:	The equity in net income (loss) of investees was included amortization between the investment cost and net value and unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 and Chunghwa has 100% ownership right in an amount of US$1 in each holding company, but not on operating stage, yet.
Note 4:	The amount are eliminated upon consolidation.
Note 5:	The transaction which are happened after Chunghwa has control over SHE on January 17, 2008 are eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2008

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2008	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2008	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Notes 2 and 4)	Carrying Value as of March 31, 2008 (Note 4)	Accumulated Inward Remittance of Earnings as of March 31, 2008
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$16,179 (US$500)	Note 1	$6,489 (US$200)	$9,690 (US$300)	$—	$16,179 (US$500)	100%	$(271) (US$(9))	$15,392 (US$506)	$—

Accumulated Investment in Mainland China as of March 31, 2008	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
$16,179 (US$500)	$16,179 (US$500)	$266,890 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns these investees through an investment company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investees’ unreviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount are eliminated upon consolidation.

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Amount in Thousands of New Taiwan Dollars)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2008	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	$12,472	—	—
					Accounts payable	18,106	—	—
					Payment of receipts under custody	427	—	—
					Revenues	43,468	—	—
					Operating cost and expenses	42,886	—	—
			Unigate Telecom Inc.	1	Accounts receivable	58	—	—
					Revenues	163	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	6,773	—	—
					Accounts payable	3,812	—	—
					Revenues	20,544	—	—
					Operating cost and expenses	11,698	—	—
			Senao International Co., Ltd.	1	Accounts receivable	156,628	—	—
					Accounts payable	662,131	—	—
					Payment of receipts under custody	411,631	—	—
					Payables to constructors	13	—	—
					Revenues	609,801	—	1
					Operating cost and expenses	1,635,051	—	3
					Office supplies	119	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts payable	124,609	—	—
					Payables to constructors	18,180	—	—
					Revenues	1,323	—	—
					Other income	64	—	—
					Operating cost and expenses	56,891	—	—
					Inventory	44,633	—	—
					Property, plant and equipment	120,164	—	—
			Chunghwa Telecom Global, Inc.	1	Accounts receivable	56,807	—	—
					Accounts payable	16,166	—	—
					Payment of receipts under custody	8,345	—	—
					Revenues	40,552	—	—
					Other income	77	—	—
					Operating cost and expenses	11,532	—	—
			Donghwa Telecom Co., Ltd.	1	Operating cost and expenses	4,182	—	—
			Spring House Entertainment Inc.	1	Accounts payable	7,351	—	—
					Revenues	402	—	—
					Operating cost and expenses	7,001	—	—
			Light Era Development Co., Ltd.	1	Accounts payable	424	—	—
					Revenues	490	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$1,073,775	—	—
				Accounts payable	156,628	—	—
				Revenues	1,635,150	—	3
				Other income	20	—	—
				Operating cost and expenses	609,801	—	1
		Chunghwa International Yellow Pages Co., Ltd.	3	Other income	1	—	—
				Operating cost and expenses	631	—	—

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	14,981	—	—
				Prepaid expenses	3,552	—	—
				Accounts payable	12,272	—	—
				Deferred income	200	—	—
				Revenues	42,886	—	—
				Operating cost and expenses	43,468	—	—
		Unigate Telecom Inc.	3	Estimated accounts payable	347	—	—
				Revenues	9	—	—
				Operating cost	981	—	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	142,789	—	—
				Revenues	221,688	—	—
				Operating cost and expenses	1,387	—	—

5	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	58	—	—
				Operating cost and expenses	163	—	—
		CHIEF Telecom Inc.	3	Estimated accounts receivable	347	—	—
				Revenues	981	—	—
				Operating expenses	9	—	—

6	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	3,812	—	—
				Accounts payable	6,773	—	—
				Revenues	11,698	—	—
				Operating cost and expenses	20,544	—	—
		Senao International Co., Ltd.	3	Revenues	631	—	—
				Other income	1	—	—

7	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	24,511	—	—
				Accounts payable	56,807	—	—
				Revenues	11,532	—	—
				Operating cost and expenses	40,629	—	—

8	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Revenues	4,182	—	—

9	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	7,351	—	—
				Revenues	7,001	—	—
				Operating cost and expenses	402	—	—

(Continued)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	10	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	$424	—	—
					Operating cost and expenses	490	—	—

2007	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	1	Accounts receivable	3,857	—	—
					Accounts payable	651	—	—
					Revenues	25,208	—	—
					Operating cost and expenses	1,324	—	—
			Unigate Telecom Inc.	1	Accounts receivable	59	—	—
					Revenues	168	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	317	—	—
					Revenues	325	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts receivable	651	—	—
					Accounts payable	3,857	—	—
					Revenues	1,324	—	—
					Operating cost and expenses	25,208	—	—
			Unigate Telecom Inc.	3	Accounts payable	349	—	—
					Estimated accounts payable	143	—	—
					Revenues	9	—	—
					Operating cost and expenses	1,305	—	—

	5	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	59	—	—
					Operating cost	168	—	—
			CHIEF Telecom Inc.	3	Accounts receivable	349	—	—
					Estimated accounts receivable	143	—	—
					Revenues	1,305	—	—
					Operating cost and expenses	9	—	—

	6	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	2	Accounts payable	317	—	—
					Operating cost and expenses	325	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:
a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:
a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Except part transaction prices of SENAO, CHIEF and CIYP were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2008, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the three months ended March 31, 2008.
Note 5:	The amount are eliminated upon consolidation.

(Concluded)

Chunghwa Telecom Co., Ltd. and Subsidiaries

GAAP Reconciliations of Consolidated

Financial Statements for the Three

Months Ended March 31, 2007 and 2008

1.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (Unaudited)

( Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise )

The following is a reconciliation of net income and stockholders’ equity under R.O.C. GAAP as reported in the unaudited consolidated financial statements to the net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 6-K furnished with the Securities and Exchange Commission of the United States (the “SEC”) on April 25,2008 (File No.001-31731).

1)	Net Income Reconciliation

			March 31
			2007	2008
			NT$	NT$
Consolidated net income under ROC GAAP			$12,084	$10,930
Net income attributable to minority interests under ROC GAAP			8	(214)

Net income attributable to shareholders of the parent under ROC GAAP			12,092	10,716

Adjustment:
a.	Property, plant and equipment
	1.	Adjustments of gains and losses on disposal of property, plant and equipment	6	(12)
	2.	Adjustments for depreciation expenses	93	85
b.	10% tax on unappropriated earnings		(1,064)	(994)
c.	Employee bonuses and remuneration to directors and supervisors(Note1)		(239)	—
d.	Revenues recognized from deferred income of prepaid phone cards		29	212
e.	Revenues recognized from deferred one-time connection fees		358	480
f.	Share-based compensation(Note2)		—	(5)
i.	Income tax effect of US GAAP adjustments		(70)	(216)
	Minority interest effect of US GAAP adjustments		—	27
Others			(57)	(14)

Net adjustments			(944)	(437)

Net income attributable to shareholders of the parent based on US GAAP			$11,148	$10,279

Basic earnings per common share			$1.15	$1.08

Diluted earnings per common share			$—	$1.08

Weighted-average number of common shares outstanding (in 1,000 shares)			$9,667,845	$9,557,777

Net income per pro forma equivalent ADSs
Basic			$11.53	$10.75

Diluted			$—	$10.75

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)			$966,785	$955,778

(Continued)

2)	Stockholders’ Equity Reconciliation

			March 31
			2007	2008
			NT$	NT$
Stockholders’ equity
Equity attributable to stockholders of the parent based on ROC GAAP			$412,284	$404,844
Adjustment:
a.	Property, plant and equipment
	1.	Capital surplus reduction	(60,168)	(60,168)
	2.	Adjustment on depreciation expenses ,and disposal gains and losses	3,282	3,718
	3.	Adjustments of revaluation of land	(5,825)	(5,823)
b.	10% tax on unappropriated earnings		(5,005)	(5,333)
c.	Employee bonuses and remuneration to directors and supervisors		(1,227)	(1,006)
d.	Deferred income of prepaid phone cards
	1.	Capital surplus reduction	(2,798)	(2,798)
	2.	Adjustment on deferred income recognition	485	1,339
e.	Revenues recognized from deferred one-time connection fees
	1.	Capital surplus reduction	(18,487)	(18,487)
	2.	Adjustment on deferred income recognition	8,683	11,717
f.	Share-based compensation
	1.	Capital surplus reduction	15,661	15,667
	2.	Adjustment on retained earnings	(15,661)	(15,667)
g.	Accrual for pension cost and accumulative other comprehensive income		(242)	(1)
h.	Adjustment for pension plan upon privatization
	1.	Adjustment on capital surplus	1,782	1,782
	2.	Adjustment on retained earnings	(9,665)	(9,665)
i	Income tax effect of US GAAP adjustments		$7,994	$6,747
	Others		278	212
	Minority interest effect of US GAAP adjustments		—	144

Net adjustments			(80,913)	(77,622)

Equity attributable to shareholders of the parent based on US GAAP			$331,371	$327,222

(Concluded)

Note 1 :	In March 2007, the Accounting Research and Development Foundation (“ARDF”) in the R.O.C. issued Interpretation 96-052 for the fiscal year beginning after January 1, 2008. From that date, the accounting treatment under ROC GAAP is as follows:

(1)	Nature- employees bonuses and remuneration of directors and supervisors are treated as an expense rather than an appropriation of earnings
(2)	Measurement and recognition- such bonuses to employees and remuneration to directors and supervisors are initially accrued based on management’s estimate pursuant to the Articles of Incorporation of CHT. If the amounts initially accrued are significantly different from the amounts proposed subsequently by the board of directors in the following year, the difference needs to be retroactively adjusted. Otherwise, any difference between the amount initially accrued and actual amount of the bonuses approved by the stockholders is adjusted subsequently. If such bonuses and remuneration are in the form of shares, compensation expenses remains the same but the units of shares are determined by divided by the fair value of the day prior to the shareholders’ meeting in the following year.

Note 2 :	In August 2007, the ARDF issued ROC SFAS No.39, “Accounting for Share-based Payment”, which require companies to record share-based payment transactions granted on or after January 1, 2008 using fair value method There is no impact of the adoption this statement since the Company did not grant options on or after January 1, 2008.

Note 3 :	There are significant differences in the classification of items on the statements of income under ROC GAAP and US GAAP. These include:

(1)	Gains (losses) on disposal of property, plant and equipment:
—	Under ROC GAAP: such amount is recorded as non-operating income (expense).
—	Under US GAAP: such amount is recorded as cost of revenues

(2)	Valuation loss on inventory:
—	Under ROC GAAP: such amount is recorded as non-operating expense.
—	Under US GAAP: such amount is recorded as cost of revenues

(3)	Under US GAAP the minority interest in the income of subsidiaries is deducted in arriving at net income whereas under ROC GAAP the minority interest forms part of stockholders’ funds.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141 did not define the acquirer, although it included guidance on identifying the acquirer. SFAS No. 141(R)’s scope is broader than that of SFAS No. 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS No. 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS No. 141(R) requires to measure the noncontrolling interest in the acquiree at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, the beginning of the Company’s 2009 fiscal year. Earlier adoption is prohibited. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, the beginning of the Company’s 2009 fiscal year.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The effective date of SFAS No. 160 is the same as that of the related SFAS No. 141(R) Earlier adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements but believes that it will not generate a material impact on the Company’s consolidated results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities - An amendment of FASB Statement No. 133”, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is assessing the impact of the adoption of this standard.